                                                            Registration No.


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


A.   Exact name of trust:  ICMG Registered Variable Life Separate Account One

B.   Name of depositor:  ITT Hartford Life and Annuity Insurance Company

C.   Complete address of depositor's principal executive offices:

          P.O. Box 2999
          Hartford, CT 06104-2999

D.   Name and address of agent for service:

          Scott K. Richardson, Esquire
          ITT Hartford Life and Annuity Insurance Company
          P.O. Box 2999
          Hartford, CT 06104-2999

E.   Title and amount of securities being registered:

     An indefinite amount of Group Flexible Premium Variable Life
     Insurance Policies was previously registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.   Amount of Filing Fee:  Paid

H.   Approximate date of proposed public offering:

     As soon as practicable after the effective date of this registration statement.

It is proposed that this filing will become effective:

_____ immediately upon filing pursuant to paragraph (b) of Rule 485
_____ on (May 1, 1995) pursuant to paragraph (b)(1)(v)of Rule 485
_____ 60 days after filing pursuant to paragraph (a)(1) of rule 485
_____ on May 1, 1995 pursuant to paragraph (a)(1) of Rule 485
_____ 75 days after filing pursuant to paragraph (a)(2) of Rule 485
_____ on __________ pursuant to paragraph (a)(2) of rule 485

The registrant hereby represents that it is relying on Section (b)(13)(i)(A) of Rule 6e-3(T).

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS

        Item No. of
        Form N-8B-2                CAPTION IN PROSPECTUS
        -----------                ----------------------
             1.                    Cover page

             2.                    Cover page

             3.                    Not applicable

             4.                    The Company; Distribution of the Policies

             5.                    Summary; The Separate Account

             6.                    The Separate Account

             7.                    Not required by Form S-6

             8.                    Not required by Form S-6

             9.                    Legal Proceedings

            10.                    Summary; The Funds; Detailed
                                   Description of Certificate Benefits and
                                   Provisions; Other Matters - Voting Rights,
                                   Dividends

            11.                    Summary; The Funds

            12.                    Summary; The Funds

            13. Deductions and Charges from the Investment Value; Distribution of the Policies; Federal Tax Considerations

            14. Detailed Description of Certificate Benefits and Provisions - Enrollment for a Certificate

        Item No. of
        Form N-8B-2                CAPTION IN PROSPECTUS
        -----------                ----------------------
            15.                    Detailed Description of Certificate Benefits
                                   and Provisions - Allocation of Premium
                                   Payments

            16. The Funds; Detailed Description of Certificate Benefits and Provisions - Allocation of Premium Payments

            17. Summary; Detailed Description of Certificate Benefits and Provisions - Value Under the Certificate and Surrender of the Certificate, The Right to Examine the Certificate

            18. The Funds; Detailed Description of Certificate Benefits and Provisions - Deduction and Charges from the Account Value; Federal Tax Considerations

            19.                    Other Matters - Statements to Owners

            20.                    Not applicable

            21. Detailed Description of Certificate Benefits and Provisions - Loans

            22.                    Not applicable

            23.                    Safekeeping of the Separate Account's Assets

            24.                    Other Matters - Assignment

            25.                    The Company

            26.                    Not applicable

            27.                    The Company

            28.                    The Company; Executive Officers and
                                   Directors

            29.                    The Company

            30.                    Not applicable

        Item No. of
        Form N-8B-2                CAPTION IN PROSPECTUS
        -----------                ----------------------
            31.                    Not applicable

            32.                    Not applicable

            33.                    Not applicable

            34.                    Not applicable

            35.                    Distribution of the Policies

            36.                    Not required by Form S-6

            37.                    Not applicable

            38.                    Distribution of the Policies

            39.                    The Company; Distribution of the Policies

            40.                    Not applicable

            41.                    The Company; Distribution of the Policies

            42.                    Not applicable

            43.                    Not applicable

            44. Detailed Description of Certificate Benefits and Provisions - Allocation of Premium Payments

            45.                    Not applicable

            46. Detailed Description of Certificate Benefits and Provisions - Values Under the Certificate

            47.                    The Funds

            48.                    Cover page; The Company

            49.                    Not applicable

        Item No. of
        Form N-8B-2                CAPTION IN PROSPECTUS
        -----------                ----------------------
            50.                    The Separate Account

            51. Summary; The Company; Detailed Description of Certificate Benefits and Provisions

            52.                    The Funds - General

            53.                    Federal Tax Considerations

            54.                    Not applicable

            55.                    Not applicable

            56.                    Not required by Form S-6

            57.                    Not required by Form S-6

            58.                    Not required by Form S-6

            59.                    Not required by Form S-6

     ITT HARTFORD LIFE AND
     ANNUITY INSURANCE COMPANY
     P.O. Box 2999
     Hartford, CT 06104-2999
     Telephone (800) 243-5433
     [PRODUCT NAME]
     Flexible Premium
    [LOGO]
     Variable Life Insurance Group Policies

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OF AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

   This Prospectus describes a group flexible premium variable life insurance policy (the "Group Policies", and each individually a "Group Policy") and certificates of insurance (the "Certificates," and each individually a "Certificate") offered by ITT Hartford Life and Annuity Insurance Company ("ITT Hartford"). The Certificates are designed to provide lifetime insurance coverage to the Insured(s) named in the Certificates, and maximum flexibility in connection with premium payments and Death Benefits, together with an opportunity to participate in the investment experience of ICMG Registered Variable Life Separate Account One. For a given amount of Death Benefit chosen, the Owner has considerable flexibility in selecting the timing and amount of premium payments. In addition to the Initial Premium payment, additional premium payments are also allowed.

   Group Policies may be issued to a Participating Employer or to a trust that is adopted by a Participating Employer. Eligible employees of Participating Employers may own Certificates issued under their respective Participating Employer's Group Policy. Unless the Certificate provides otherwise, the persons covered under the Group Policy (the "Owners") possess all rights and interests under the Group Policy. The Owners are provided with the Certificates, which describe each Owner's rights, benefits, and options under the Group Policy. The Owner of a Certificate is the Insured unless another owner has been named in the enrollment form for the Certificate.

   Sales agents can provide prospective purchasers with individualized sales illustrations which reflect all the fees and charges associated with the Certificate options selected.

   The Certificates provide for a Death Benefit, pursuant to which Death Proceeds are payable at the Insured's death. You may select one of two death benefit options. Death Benefit option A is an amount equal to the larger of
 (1) the Face Amount and (2) the Variable Insurance Amount. Death Benefit option B is an amount equal to the larger of (1) the Face Amount plus the Cash Value and (2) the Variable Insurance Amount. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Debt outstanding under the Certificate plus any rider benefits payable.

   The Investment Value of a Certificate will also vary up or down to reflect the investment experience of the Investment Divisions to which Net Premiums have been allocated. The Owner bears the investment risk for all amounts so allocated.

   Depending upon the state of issuance of the Certificate and the applicable provisions of the Certificate, Your initial Net Premium will, when Your Certificate is issued, either be (i) invested in the HVA Money Market Investment Division during the right to examine period or (ii) invested immediately in Your chosen Investment Divisions, upon Our receipt thereof. If Your initial Net Premium is invested immediately in Your chosen Investment Divisions, You will bear full investment risk for any amounts allocated to the Investment Divisions during the 10 day right to examine period. Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate. You must fill out and send Us the appropriate form or comply with other designated ITT Hartford procedures if You would like to change how subsequent Net Premiums are allocated.

   The Portfolios underlying the Investment Divisions presently are: the Hartford Bond Portfolio, Hartford Capital Appreciation Portfolio and HVA Money Market Portfolio of the Hartford Funds; the N&B Partners Portfolio, N&B Balanced Portfolio and N&B Limited Maturity Bond Portfolio of the Neuberger & Berman Trust; the Fidelity Equity Income Portfolio, Fidelity High Income Portfolio and Fidelity Overseas Portfolio of the VIP Fund; the Fidelity Asset Manager Portfolio of the VIP Fund II; and the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio of the Alger American Fund.
 ------------------------------------------------------------------------------

 IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.
 ------------------------------------------------------------------------------

 THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 ------------------------------------------------------------------------------

 The date of this Prospectus is          , 1995.
 ------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
 SPECIAL TERMS...........................................................    4
 SUMMARY.................................................................    6
 THE COMPANY.............................................................    8
 THE SEPARATE ACCOUNT....................................................    9
 THE FUNDS...............................................................    9
   General...............................................................    9
     Hartford Mutual Funds...............................................   10
     The Neuberger & Berman Advisers Managers Trust......................   10
     Variable Insurance Products Fund and Variable Insurance Products
      Fund II............................................................   10
     The Alger American Fund, Inc........................................   10
   The Portfolios........................................................   11
 DETAILED DESCRIPTION OF CERTIFICATE BENEFITS AND PROVISIONS.............   12
   General...............................................................   12
   Issuance of a Certificate.............................................   12
   Premiums..............................................................   13
     Premium Payment Flexibility.........................................   13
     Allocation of Premium Payments......................................   13
     Accumulation Units..................................................   13
     Accumulation Unit Values............................................   14
     Premium Limitation..................................................   14
   Values Under the Certificate..........................................   14
   Surrender of the Certificate..........................................   14
     Partial Withdrawals.................................................   15
   Transfers Between the Investment Divisions............................   15
     Amount and Frequency of Transfers...................................   15
     Transfers to or from Investment Divisions...........................   15
     Procedures for Telephone Transfers..................................   16
   Valuation of Payments and Transfers...................................   16
   Loans.................................................................   16
     Loan Interest.......................................................   16
     Credited Interest...................................................   16
     Loan Repayments.....................................................   17
     Termination Due to Excessive Debt...................................   17
     Effect of Loans on Investment Value.................................   17
   Death Benefit.........................................................   17
     Death Benefit Options...............................................   17
     Option Change.......................................................   17
     Payment Options.....................................................   18
     Legal Developments Regarding Income Payments........................   18
     Beneficiary.........................................................   18
     Increases and Decreases in Face Amount..............................   18
   Benefits at Maturity..................................................   19
   Termination of Participation in the Group Policy......................   19
   Lapse and Reinstatement While the Group Policy is in Effect...........   19
     Lapse and Grace Period..............................................   19
     Reinstatement.......................................................   20
   Enrollment for a Certificate..........................................   20
     The Right to Examine the Certificate................................   20
   Deductions From the Premium...........................................   20
     Front-end Sales Load................................................   20
     Premium Related Tax Charge..........................................   21
     DAC Tax Charge......................................................   21
   Deductions and Charges From the Investment Value......................   21
     Monthly Deduction Amounts...........................................   21

     Mortality and Expense Risk Charge...................................   22
     Taxes...............................................................   22
 OTHER MATTERS...........................................................   22
   Additions, Deletions or Substitutions of Investments..................   22
   Voting Rights.........................................................   23
   Our Rights............................................................   23
   Statements to Owners..................................................   24
   Limit on Right to Contest.............................................   24
   Misstatement as to Age or Sex.........................................   24
   Assignment............................................................   24
   Dividends.............................................................   24
   Experience Credits....................................................   24
 SUPPLEMENTAL BENEFITS...................................................   25
   Maturity Date Extension Rider.........................................   25
 EXECUTIVE OFFICERS AND DIRECTORS........................................   25
 DISTRIBUTION OF THE GROUP POLICIES......................................   27
 SAFEKEEPING OF THE SEPARATE ACCOUNT ASSETS..............................   27
 FEDERAL TAX CONSIDERATIONS..............................................   27
   General...............................................................   27
   Taxation of the Company and the Separate Account......................   27
   Income Taxation of Certificate Benefits...............................   28
   Modified Endowment Contracts..........................................   28
   Diversification Requirements..........................................   28
   Federal Income Tax Withholding........................................   29
   Other Tax Considerations..............................................   29
 LEGAL PROCEEDINGS.......................................................   29
 EXPERTS.................................................................   29
 REGISTRATION STATEMENT..................................................   29
 APPENDIX A -- ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES AND CASH
    SURRENDER VALUES.....................................................   30
 FINANCIAL STATEMENTS....................................................   31

    The Group Policies may not be available in all states.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

                                 SPECIAL TERMS

    As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of an Investment Division.

ADJUSTABLE LOAN INTEREST RATE: The interest rate charged on Loans that is adjusted from time to time by ITT Hartford. The method of calculation of the Adjustable Loan Interest Rate is described later in this Prospectus.

ATTAINED AGE: The Issue Age plus the period since the Coverage Date.

CASH SURRENDER VALUE: The Cash Value, less Debt, less any charges accrued but not yet deducted.

CASH VALUE: The Investment Value plus the Loan Account Value.

CERTIFICATE: The form evidencing and describing the Owner's rights, benefits, and options under the Group Policy. The Certificate will describe, among other things, (i) the benefits for the named Insured, (ii) to whom the benefits are payable and (iii) the limits and other terms of the Group Policy as they pertain to the Insured.

CERTIFICATE ANNIVERSARY: An anniversary of the Coverage Date.

CHARGE DEDUCTION DIVISION: An Investment Division from which all charges are deducted if so designated in the enrollment form or later elected.

CODE: The Internal Revenue Code of 1986, as amended.

COVERAGE DATE: The date insurance under the Certificate is effective as to an Insured shown in the Specifications and is used to determine Coverage Years and months from issue.

COVERAGE YEAR(S): The 12 month period following the Coverage Date and each anniversary thereof.

CUSTOMER SERVICE CENTER: The service area of ITT Hartford Life and Annuity Insurance Company.

DEATH BENEFIT: The Death Benefit option in effect determines how the Death Benefit is calculated. The two Death Benefit options provided are described in the Death Benefit section of this Prospectus.

DEATH PROCEEDS: The Death Benefit less outstanding Debt plus any rider benefits payable.

DEBT: The aggregate amount of outstanding Loans, plus any interest accrued at the Adjustable Loan Interest Rate.

FACE AMOUNT: The minimum Death Benefit as long as the Certificate is in force. It is specified at issue and may be changed after issue on request, or due to a change in Death Benefit option or a partial withdrawal.

FUNDS: The registered open-end management investment companies in which assets of the Investment Divisions of the Separate Account may be invested. Currently, the Funds include: (i) the Hartford Mutual Funds ("The Hartford Funds"), managed by Hartford Investment Management Company ("HIMCO"); (ii) the Neuberger & Berman Advisers Management Trust (the "Neuberger & Berman Trust"), managed by Neuberger & Berman Management Incorporated ("N&B Management"); (iii) the Variable Insurance Products Fund (the "VIP Fund"), managed by Fidelity Management & Research Company ("FM&R"); (iv) the Variable Insurance Products Fund II (the "VIP II Fund"), managed by FM&R"; and (v) the Alger American Fund (the "Alger Fund"), managed by Fred Alger Management, Inc. ("F.A. Management").

GENERAL ACCOUNT: The assets of ITT Hartford other than those allocated to the Separate Account.

GRACE PERIOD: The 61 day period following the date We mail to the Owner notice that the Cash Surrender Value is insufficient to pay the charges due. Unless the Owner has given Us written notice of the termination in advance of the date of termination of any Certificate, insurance will continue in force during this period.

GROUP POLICY: The flexible premium variable life insurance contract issued by ITT Hartford and described in this Prospectus.

ITT HARTFORD (ALSO REFERRED TO AS "WE," "US," "OUR," THE "COMPANY"): ITT Hartford Life and Annuity Insurance Company.

IN WRITING: In a written form satisfactory to Us.

INITIAL PREMIUM: The amount of premium initially payable shown on Your Certificate Specifications.

INSURED: The person on whose life the Certificate is issued. The Insured is identified in the Certificate Specifications.

INVESTMENT DIVISION: A separate division of the Separate Account which invests exclusively in the shares of a specified Portfolio of a Fund. The Separate
Account currently offers 12 Investment Divisions: (i) the Hartford Bond Investment Division, (ii) the Hartford Capital Appreciation Investment Division,
(iii) the HVA Money Market Investment Division, (iv) the N&B Appreciation Investment Division, (v) the N&B Balanced Investment Division, (vi) the N&B Limited Maturity Bond Investment Division, (vii) the Fidelity Equity Income Investment Division,

(viii) the Fidelity High Income Investment Division, (ix) the Fidelity Overseas Investment Division, (x) the Fidelity Asset Manager Investment Division, (xi) the Alger American Small Capitalization and (xii) the Alger American Growth Investment Division.

INVESTMENT VALUE: The sum of the values of assets in the Investment Divisions under the Certificate.

ISSUE AGE: The Insured's age on the birthday nearest to the Coverage Date.

LOAN: Any amount borrowed against the Investment Value under a Certificate.

LOAN ACCOUNT: That portion of the Company's General Account to which amounts are transferred as a result of a Loan. The Loan Account is credited with interest and does not participate in the investment experience of the Separate Account.

LOAN ACCOUNT VALUE: The amounts of the Investment Value transferred to (or from) the General Account to secure Loans, plus interest accrued at the daily equivalent of an annual rate equal to the Adjustable Loan Interest Rate actually charged, reduced by not more than 1%.

MATURITY DATE: The date on which an Insured's coverage matures as shown in the Certificate Specifications. We will pay the Cash Surrender Value, if any, if the Insured is living on the Maturity Date, upon surrender of the Certificate to ITT Hartford.

MONTHLY DEDUCTION AMOUNT: The fees and charges deducted from the Investment Value on the Processing Date.

NET  PREMIUM:  The  amount  of  premium  actually  credited  to  the  Investment
Divisions.

NET AMOUNT AT RISK: The Death Benefit less the Cash Value.

NYSE: The New York Stock Exchange.

OWNER (ALSO REFERRED TO AS "YOU" OR "YOUR"): The person or legal entity so designated in the enrollment form or as subsequently changed. The Owner may be someone other than the Insured. The Owner possesses all rights under the Group Policy with respect to the Certificates.

PARTICIPATING EMPLOYER: A participating employer, or a trust sponsored by a participating employer, to which ITT Hartford issues the Group Policy described in this Prospectus.

PORTFOLIO: A separate mutual fund of The Hartford Fund or series or portfolio of the remaining Funds. There are currently 12 Portfolios available under the
Policies: the Hartford Bond, Hartford Capital Appreciation and HVA Money Market mutual funds of The Hartford Funds; the N&B Appreciation, N&B Balanced and N&B Limited Maturity Bond portfolios of the Neuberger & Berman Trust; the Fidelity Equity Income, Fidelity High Income and Fidelity Overseas portfolios of the VIP Fund; the Fidelity Asset Manager portfolio of the VIP Fund II; and the Alger American Small Capitalization and Alger American Growth portfolios of The Alger American Fund.

PRO RATA BASIS: An allocation method based on the proportion of the Investment Value in each Investment Division.

PROCESSING DATE(S): The day(s) on which We deduct charges from the Investment Value. The first Processing Date is the Coverage Date. There is a Processing Date each month. Later Processing Dates are on the same calendar day as the Coverage Date, or on the last day of any month which has no such calendar day.

PROCESSING PERIOD: The period from the Coverage Date to the next Processing Date, and thereafter, the period from one Processing Date to the next.

SEC: The Securities and Exchange Commission.

SEPARATE ACCOUNT: ICMG Registered Variable Life Separate Account One, an account established by ITT Hartford Life and Annuity Insurance Company to separate the assets funding the Group Policies from other assets of ITT Hartford Life and Annuity Insurance Company.

VALUATION DAY: Each business day that ITT Hartford and each of the Funds value their respective investment portfolios, unless the Certificate Specifications indicate otherwise. A business day is any day the NYSE is open for trading or any day the Securities and Exchange Commission (the "SEC") requires mutual funds, unit investment trusts or other investment portfolios to be valued. The value of the Separate Account is determined at the close of the NYSE (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

VARIABLE INSURANCE AMOUNT: The Cash Value multiplied by the applicable variable insurance factor provided in the Certificate Specifications.

                                    SUMMARY

THE GROUP POLICY

    The flexible premium variable life insurance Group Policies, and the Certificates, offered by this Prospectus are funded by ICMG Registered Variable Life Separate Account One (the "Separate Account"), a separate account established by ITT Hartford pursuant to Wisconsin insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940 (the "1940 Act"). The Separate Account is presently comprised of 12 Investment Divisions, each of which invests exclusively in one of the underlying Portfolios offered by the Funds.

    Depending upon the state of issuance of Your Certificate and the applicable provisions of Your Certificate, Your initial Net Premium will, when Your Certificate is issued, either be (1) invested in the HVA Money Market Investment Division during the right to examine period or (2) invested immediately in Your chosen Investment Divisions, upon Our receipt thereof. IF YOUR INITIAL NET PREMIUM IS INVESTED IMMEDIATELY IN YOUR CHOSEN INVESTMENT DIVISIONS, YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE INVESTMENT DIVISIONS DURING THE RIGHT TO EXAMINE PERIOD. Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate. You must fill out and send Us the appropriate form In Writing or comply with other designated ITT Hartford procedures if You would like to change how subsequent Net Premiums are
allocated. See "Allocation of Premium Payments," page   .

    Pursuant to the Certificates, each selected Investment Division is credited with Accumulation Units and each selected Investment Division's assets are invested in the applicable underlying Portfolio. Subject to certain restrictions, an Owner may transfer amounts among the available Investment Divisions. See "Detailed Description of Certificate Benefits and Provisions --
Transfers Between Investment Divisions," page   .

    The Group Policies are first and foremost life insurance policies and the Certificates evidencing an Owner's interest in the Group Policies provide for death benefits, cash values, and other features traditionally associated with life insurance. The Group Policies are called "flexible premium" because, once the desired level and pattern of Death Benefits have been determined, a purchaser has considerable flexibility in the selection of the timing and amount of premium to be paid. The Group Policies are called "variable" because, unlike the fixed benefits of an ordinary whole life insurance policy, the Investment Value under a Certificate will, and the Death Benefit may, increase or decrease depending on the investment experience of the Investment Divisions to which the Net premiums have been allocated. See "Detailed Description of Certificate
Benefits and Provisions -- Death Benefit," page   .

DEATH BENEFIT

    The Certificates provide for two Death Benefit options. Under Death Benefit option A, the Death Benefit is an amount equal to the larger of (1) the Face Amount and (2) the Variable Insurance Amount. Under Death Benefit option B, the Death Benefit is an amount equal to the larger of (1) the Face Amount plus the Cash Value and (2) the Variable Insurance Amount. At the death of the Insured, We will pay the Death Proceeds to the Beneficiary. The Death Proceeds equal the Death Benefit less outstanding Debt plus any rider benefits payable under the Certificate. See "Detailed Description of Certificate Benefits and Provisions -
Death Benefit," page   .

PREMIUM

    You have considerable flexibility as to when and in what amounts You pay premiums.

    No premium payment will be accepted which causes the Certificate to not meet the tax qualification guidelines for life insurance under the Code.

GENERAL ACCOUNT

    Amounts allocated to the Loan Account to secure a Loan become part of the General Account assets of ITT Hartford. ITT Hartford invests the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts. See "Detailed Description of Certificate
Benefits and Provisions -- Loans" for a discussion of Loan repayments, page   .

DEDUCTIONS FROM PREMIUM

    Prior to the allocation of premiums to the selected Investment Divisions, a deduction as a percentage of premium is made for the front-end sales load, state premium taxes, and the Deferred Acquisition Cost ("DAC") tax charge. The amount of each premium allocated among the Investment Divisions is Your Net Premium.

FRONT-END SALES LOAD

    When We receive a Premium Payment, We deduct a front-end sales load. The current and maximum front-end sales load is 9% of any premium paid for Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.

    Front-end sales loads which cover expenses relating to the sale and distribution of the Certificates may be reduced for certain sales of the Certificates under circumstances which may result in savings of such sales and distribution expenses. For more information concerning the front-end sales load,
see "Deductions from the Premium", page   .

LIMITS ON FRONT-END SALES LOADS

    The aggregate front-end sales load will not exceed the sales load limitations specified by the SEC. Certain Federal securities and State insurance laws and regulations limit the front-end sales loads which can be assessed against the Certificates. The front-end sales loads assessed in the Certificates comply with these limitations.

PREMIUM RELATED TAX CHARGE

    We deduct a percentage of each premium to cover taxes assessed against ITT Hartford by various states and jurisdictions that are attributable to premiums. The percentage actually deducted will vary by locale depending on the tax rates in effect there. The range is generally between 0% and 4%.

DAC TAX CHARGE

    The Company deducts 1.25% of each premium to cover a federal premium tax assessed against the Company. This charge is reasonable in relation to the Company's federal income tax burden, under Internal Revenue Code Section 848, resulting from the receipt of premiums. We will adjust the charge based on changes in the applicable tax law.

DEDUCTIONS AND CHARGES FROM THE INVESTMENT VALUE

    As with many other types of insurance policies, each Certificate will have an Investment Value. The Investment Value of the Certificate will increase or decrease to reflect the investment experience of the chosen Investment Divisions, deductions for the Monthly Deduction Amount and any amounts transferred from the Investment Divisions into the Loan Account. There is no minimum guaranteed Investment Value and the Owner bears the risk of the investment in the underlying Fund Portfolios. See "Detailed Description of the
Certificate Benefits and Provisions -- Investment Value," page   .

    We will subtract amounts from Your Investment Value to provide for the Monthly Deduction Amount. These will be taken from the Charge Deduction Division, as specified in the Certificate Specifications, or if no Charge Deduction Division is selected or if there is insufficient Investment Value in the Charge Deduction Division, on a Pro Rata Basis from Your chosen Investment Divisions on each Processing Date.

    The Monthly Deduction Amount equals:

      (a) the administrative expense charge; plus

      (b) the charges for cost of insurance and additional benefits provided by rider, if any.

    ITT Hartford may also set up a provision for income taxes imposed on the assets of the Separate Account. See "Deductions and Charges From the Investment
Value," page   and "Federal Tax Considerations," page   .

    A charge is made for mortality and expense risks assumed by ITT Hartford. ITT Hartford deducts a daily charge at a maximum effective annual rate of .65% of the value of each Investment Division's assets. For more information about the Monthly Deduction Amount, see "Deductions and Charges From the Investment
Value," page   .

CHARGES AGAINST THE FUNDS

    The Separate Account purchases Fund shares at net asset value. The net asset value of the portfolio shares reflects investment advisory fees and administrative and other expenses deducted from the assets of the Funds. Applicants should review the prospectuses for the Funds which accompany this Prospectus for a description of the charges assessed against the assets of each of the Funds.

LOANS

    An Owner may obtain a cash Loan from ITT Hartford. The Loan is secured by the Owner's Certificate. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt. See "Detailed Description of Certificate Benefits and Provisions -- Loans," page
  .

THE RIGHT TO EXAMINE THE CERTIFICATE

    An applicant has a limited right to return his or her Certificate. Subject to applicable state regulations, if the applicant returns the Certificate within 10 days after delivery of the Certificate ITT Hartford will return to the applicant, within seven days thereafter, either (i) the premium paid or (ii) the Cash Value under the Certificate plus charges deducted. See "The Right to
Examine the Certificate," page   .

TAX CONSEQUENCES

    The current Federal tax law generally excludes all Death Benefit payments from the gross income of the Beneficiary under the Certificate. See "Federal Tax
Considerations," page   .

    There are circumstances when the Certificate may become a Modified Endowment Contract under federal tax law. If it does, Loans and other pre-death distributions are includable in gross income on an income-first basis. A 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. Prospective purchasers and Owners are advised to consult a qualified tax adviser before taking steps that may affect whether the Certificate becomes a Modified Endowment Contract. ITT Hartford has instituted procedures to monitor whether a Certificate may become a modified endowment contract after issue. See "Federal Tax Considerations -- Modified Endowment Contract" for a discussion of
the "seven pay test", page   .

                                  THE COMPANY

    ITT Hartford Life and Annuity Insurance Company ("ITT Hartford"), formerly ITT Life Insurance Corporation, is domiciled in the state of Wisconsin at Suite 2100, 111 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, with its principal office at 505 Highway 169 North, Minneapolis, Minnesota 55441; however, its mailing address at the Customer Service Center is: P.O. Box 2999, Hartford, CT 06104-2999.

    ITT Hartford was incorporated on January 9, 1956 and commenced business July 1, 1965. It is a stock life insurance company engaged in the business of writing both individual and group life insurance and annuities in all states including the District of Columbia, except New York.

    ITT Hartford is a wholly owned subsidiary of Hartford Life Insurance Company. ITT Hartford is ultimately 100% owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States.

    ITT Hartford has an A+ (superior) rating from A.M. Best and Company, Inc. ITT Hartford has an AA+ rating from both Standard & Poor's and Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the performance of the Separate Account. However, the policy obligations under this variable life insurance Group Policy are the general corporate obligations of ITT Hartford. These ratings do apply to ITT Hartford's ability to meet its insurance obligations under the Group Policy.

    ITT Hartford is subject to Wisconsin law governing insurance companies and is regulated and supervised by the Wisconsin Commissioner of Insurance. Its books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once in every four years. In addition, ITT Hartford is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance policies. ITT
Hartford is also subject to various Federal and state securities laws and regulations.

                              THE SEPARATE ACCOUNT

    ICMG Registered Variable Life Separate Account One is a separate account established by ITT Hartford on October 9, 1995 under the insurance laws of the State of Wisconsin, pursuant to a resolution of ITT Hartford's Board of Directors. The Separate Account is organized as a unit investment trust and is registered with the SEC under the 1940 Act. Such registration does not signify that the SEC supervises the management or the investment practices or policies of the Separate Account. The Separate Account meets the definition of a "separate account" under the federal securities laws.

    Under Wisconsin law, the assets of the Separate Account are held exclusively for the benefit of Owners and persons entitled to payments under the Group Policies and the Certificates and owners of any other policies which may be available through the Separate Account. The assets of the Separate Account are owned by the Company and the obligations under the Group Policies and the Certificates are obligations of the Company. These assets are held separately from the other assets of the Company and income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to other income, gains or losses of the Company (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the General Account assets or any other separate account maintained by the Company.

    The Separate Account has 12 Investment Divisions dedicated to the Group Policies, each of which invests solely in a corresponding Portfolio of the Funds. Additional Investment Divisions may be established at the discretion of the Company. The Separate Account may in the future include other divisions which will not be available under the Group Policies.

                                   THE FUNDS

GENERAL

    The shares of the Portfolios are sold by the Funds to the Separate Account and may be sold to other separate accounts of ITT Hartford or its affiliates which fund similar variable annuity or variable life insurance products. The assets of the Separate Account attributable to the Group Policies are invested exclusively in one of the Investment Divisions. An Owner may allocate premium payments among the Investment Divisions. Owners should review the following brief descriptions of the investment objectives of each of the Portfolios in connection with that allocation.

    Each Fund continually issues an unlimited number of full and fractional shares of beneficial interest in the relevant Portfolios. Such shares are offered to separate accounts, including the Separate Account, established by ITT Hartford or one of its affiliated companies specifically to fund the Group Policies and other policies issued by ITT Hartford or its affiliates as permitted by the 1940 Act.

    All investment income of and other distributions to each Investment Division arising from the applicable Portfolio are reinvested in shares of that Portfolio at net asset value. ITT Hartford will purchase Fund shares in connection with premium payments allocated to the applicable Investment Division in accordance with Owners' directions and will redeem Fund shares to meet obligations under the Group Policies and the Certificates or make adjustments in reserves, if any. The Funds are required to redeem Portfolio shares at net asset value and generally to make payment within 7 days.

    Applicants should read the prospectuses for each of the Funds accompanying this Prospectus in connection with the purchase of a Certificate. The investment objectives of each of the Portfolios are as set forth in "The Portfolios," page
  .

 HARTFORD MUTUAL FUNDS (COLLECTIVELY, THE "HARTFORD FUNDS")

        The Separate Account currently invests in the Hartford Funds, which are each diversified open-end management investment companies. The Hartford Funds are each organized as corporations under the laws of the State of Maryland and are registered as investment companies under the 1940 Act.

        The investment adviser for the Hartford Funds is The Hartford Investment Management Company, Inc. ("HIMCO"), a wholly-owned subsidiary of Hartford Life Insurance Company and a registered investment adviser under the Investment Advisers Act of 1940. HIMCO was organized under the laws of the State of Connecticut in October of 1981. HIMCO provides investment advice and, in general, supervises the management and investment program of the Hartford Bond and HVA Money Market Portfolios, pursuant to an Investment Advisory Agreement entered into on behalf of each of these Portfolios for which HIMCO receives a fee. HIMCO also supervises the investment program of the Hartford Capital Appreciation Portfolio, pursuant to an Investment
    Management Agreement for which HIMCO receives a fee. In addition, with respect to the Hartford Capital Appreciation Portfolio, HIMCO has a Sub-Investment Advisory Agreement with Wellington Management Company ("Wellington") to provide an investment program to HIMCO for utilization by HIMCO in rendering services to this Portfolio. Wellington is a professional investment counseling firm which provides investment services to investment companies, other institutions and individuals. Wellington is organized as a private Massachusetts partnership and its predecessor organizations have provided investment advisory services to investment companies since 1933 and to investment counseling clients since 1960. See the accompanying prospectuses for the Hartford Funds for a more complete description of HIMCO and Wellington and their respective fees.

 THE NEUBERGER & BERMAN ADVISERS MANAGERS TRUST (THE "NEUBERGER & BERMAN TRUST")

        The Separate Account currently invests in the Neuberger & Berman Trust, a diversified open-end management investment company organized as a Delaware business trust. The Neuberger & Berman Trust consists of seven portfolios, including the N&B Partners, N&B Balanced and N&B Limited Maturity Bond Portfolios available as part of the [ENTER PRODUCT NAME]. Each portfolio of the Neuberger & Berman Trust invests its assets in a corresponding series of the Advisers Managers Trust, which is also an open-end management investment company registered under the 1940 Act and is organized as a New York common-law trust.

        The N&B Funds are advised by Neuberger & Berman Management Incorporated. Neuberger & Berman, L.P. serves as the sub-adviser for the N&B Limited Maturity Bond Portfolio.

 VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II
  (EACH, A "FIDELITY FUND" AND COLLECTIVELY, THE "FIDELITY FUNDS")

        The Separate Account currently invests in both Fidelity Funds. The Fidelity Funds are diversified, open-end management investment companies organized as Massachusetts business trusts by Fidelity Management & Research Company ("FMR") and registered under the 1940 Act. Each Fidelity Fund consists of several investment portfolios, including the Equity-Income, High Income, Overseas and Asset Manager Portfolios available as part of the [ENTER PRODUCT NAME].

        The Fidelity Funds are each managed by Fidelity Management & Research Company ("FMR"). FMR is one of America's largest investment management organizations. It is composed of a number of different companies, which provide a variety of financial services and products. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services.

 THE ALGER AMERICAN FUND, INC. (THE "ALGER AMERICAN FUND")

        The Separate Account currently invests in shares of the Alger American Fund, a diversified open-end management investment company registered under the 1940 Act and organized as a Massachusetts business trust. The Alger American Fund consists of six series, including the Alger American Small Capitalization and Alger American Growth Portfolios available as part of the [ENTER PRODUCT NAME].

        The Alger American Fund is managed by Fred Alger Management, Inc ("FAM"), a subsidiary of Alger Inc., which is in turn a subsidiary of Alger Associates, Inc., a financial services holding company. FAM has been in the business of providing investment advisory services since 1964.

                                 THE PORTFOLIOS

 HARTFORD BOND FUND, INC. ("HARTFORD BOND PORTFOLIO")

        The Hartford Bond Portfolio seeks to achieve maximum current income consistent with preservation of capital. This Portfolio invests primarily in fixed-income securities.

 HARTFORD CAPITAL APPRECIATION FUND, INC. ("HARTFORD CAPITAL APPRECIATION PORTFOLIO")

        The Hartford Capital Appreciation Portfolio seeks to achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration. This Portfolio invests primarily in equity securities and securities convertible into equity securities.

 HVA MONEY MARKET FUND, INC. ("HVA MONEY MARKET PORTFOLIO")

        The HVA Money Market Portfolio seeks to achieve maximum current income consistent with liquidity and preservation of capital. This Portfolio invests in short-term money market instruments.

 NEUBERGER & BERMAN PARTNERS PORTFOLIO ("N&B PARTNERS PORTFOLIO")

        The N&B Partners Portfolio seeks to achieve capital growth. This Portfolio invests primarily in common stocks of established companies, using a value-oriented investment approach designed to increase capital with reasonable risk. Its investment program seeks securities believed to be undervalued based on strong fundamentals such as low price-to-earnings ratios, consistent cash flow and support from asset values.

 NEUBERGER & BERMAN BALANCED PORTFOLIO ("N&B BALANCED PORTFOLIO")

        The N&B Balanced Portfolio seeks to achieve long-term capital growth and reasonable current income without undue risk to principal. Under normal circumstances, this Portfolio will invest 50% to 70% of its assets in a diversified portfolio of common stocks of companies that, although potentially temporarily out of favor in the market, have strong balance sheets and reasonable valuations relative to their growth rates. This Portfolio will invest its remaining assets in a diversified portfolio of short-term and intermediate-term U.S. government and agency securities and other investment grade debt securities.

 NEUBERGER & BERMAN LIMITED MATURITY BOND PORTFOLIO ("N&B LIMITED MATURITY BOND PORTFOLIO")

        The N&B Limited Maturity Bond Portfolio seeks to achieve the highest current income consistent with low risk to principal and liquidity; and secondarily, total return. This Portfolio invests in a diversified portfolio of fixed and variable rate short-term and intermediate-term U.S. government and agency securities and other investment grade debt securities.

 FIDELITY EQUITY-INCOME PORTFOLIO ("FIDELITY EQUITY-INCOME PORTFOLIO")

        The Fidelity Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. This Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Daily Stock Price Index of 500 Common Stocks. The Portfolio may invest in high yielding, lower-rated securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities. For a further discussion of lower-rated securities, please see "Risks of Lower-Rated Debt Securities" in the accompanying relevant Fund prospectus.

 FIDELITY HIGH INCOME PORTFOLIO ("FIDELITY HIGH INCOME PORTFOLIO")

        The Fidelity High Income Portfolio seeks high current income primarily through investments in all types of income-producing debt securities, preferred stocks and convertible securities. The Portfolio's investments will include high yielding debt securities, with an emphasis on lower-rated securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities. For a further discussion of lower-rated securities, please see "Risks of Lower-Rated Debt Securities" in the accompanying relevant Fund prospectus.

 FIDELITY OVERSEAS PORTFOLIO ("FIDELITY OVERSEAS PORTFOLIO")

        The Fidelity Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities and provides a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

 FIDELITY ASSET MANAGER PORTFOLIO ("FIDELITY ASSET MANAGER PORTFOLIO")

        The Fidelity Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

 ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO ("ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO")

        The Alger American Small Capitalization Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion.

 ALGER AMERICAN GROWTH PORTFOLIO ("ALGER AMERICAN GROWTH PORTFOLIO")

        The Alger American Growth Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater.

        There is no assurance that any Portfolio will achieve its stated objectives. Owners are also advised to read the prospectuses for each of the Funds accompanying this Prospectus for more detailed information. Each Fund is subject to certain investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectuses for each of the Funds.

                      DETAILED DESCRIPTION OF CERTIFICATE
                            BENEFITS AND PROVISIONS

                                    GENERAL

    This Prospectus describes a flexible premium group variable life insurance policy where the Owner has considerable flexibility in selecting the timing and amount of premium payments.

                           ISSUANCE OF A CERTIFICATE

    Certificates will only be offered to eligible employees when provided by the Participating Employer. Individuals wishing to purchase a Certificate must complete an enrollment form In Writing, which must be received by Our Customer Service Center before a Certificate will be issued. A Certificate will not be issued with a specified Face Amount of less than the minimum Face Amount. Acceptance is subject to ITT Hartford's underwriting rules then in effect. ITT Hartford reserves the right to reject an enrollment form for any reason permitted by law.

                                    PREMIUMS

PREMIUM PAYMENT FLEXIBILITY

    A significant feature of the Certificate is that once the desired level and pattern of Death Benefits have been determined, the Owner has considerable flexibility in the selection of the timing and amount of premiums to be paid and You can choose the level of premiums, within a range determined by ITT Hartford, based on the Face Amount of the Certificate, the Insured's sex (except where unisex rates apply), Issue Age, and the Insured's risk classification.

    A minimum Initial Premium is due on the Coverage Date. The amount of the minimum Initial Premium is the amount which, after the deductions for sales load, state premium tax, and DAC tax charge, is sufficient (disregarding investment performance) to pay 12 times the first Monthly Deduction. Thereafter, additional premiums may be paid at any time, subject to the premium limitations set forth by the Internal Revenue Code as indicated in the section entitled "Premium Limitation," page . You have the right to pay additional premiums of at least $500.00 at any time.

ALLOCATION OF PREMIUM PAYMENTS

    If the state of issue of Your Certificate requires that We return Your Initial Premium, We will allocate the initial Net Premium submitted with Your enrollment form to the HVA Money Market Investment Division, until the expiration of the right to examine period. Upon the expiration of the right to examine period, the initial Net Premium will, at a later date, be invested according to Your initial allocation instructions (except that any accrued interest will remain in the HVA Money Market Investment Division if it is selected as an initial allocation option). This later date is the later of 10 days after We receive the premium and the date We receive the final requirement to put the Certificate in force. The Certificates are credited with units ("Accumulation Units") in each selected Investment Division, the assets of which are invested in the corresponding underlying Portfolio. An Owner may transfer funds among the Investment Divisions subject to certain restrictions. See "Detailed Description of Certificate Benefits and Provisions -- Transfers Between Investment Divisions," page . Any additional Net Premiums received by Us prior to such date will be allocated to the HVA Money Market Investment Division.

    Alternatively, if the state of issue of Your Certificate provides for Our return of the Certificate's Cash Value to the Owner, We will allocate the initial Net Premium immediately among Your chosen Investment Divisions. IN THAT CASE YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE INVESTMENT DIVISIONS DURING THE RIGHT TO EXAMINE PERIOD. (Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate.)

    Upon written request, You may change the premium allocation. Portions allocated to the Investment Divisions must be whole percentages of 10% or more. Subsequent Net Premiums will be allocated among Investment Divisions according to Your most recent instructions, subject to the following. The Investment Value may be allocated to no more than five Investment Divisions at any one time. If We receive a premium and Your most recent allocation instructions would violate this requirement, We will allocate the Net Premium among the Investment Divisions according to Your previous premium allocation.

    The Owner will receive several different types of notification as to what his or her current premium allocation is. The initial allocation chosen by the Owner is shown in the Certificate. In addition, each transactional confirmation received after a premium payment will show how that premium has been allocated. In addition, each annual statement summarizes the current premium allocation in effect for that Certificate.

ACCUMULATION UNITS

    Net Premiums allocated to the Investment Divisions are used to credit Accumulation Units under the Certificate.

    The number of Accumulation Units in each Investment Division to be credited under the Certificate (including the initial allocation to the HVA Money Market Investment Division) will be determined first by multiplying the Net Premium by the appropriate allocation percentage to determine the portion to be invested in the Investment Division. Each portion to be invested in an Investment Division is then divided by the Accumulation Unit Value of that particular Investment Division next computed following receipt of the payment.

ACCUMULATION UNIT VALUES

    The Accumulation Unit Value for each Investment Division will vary daily to reflect the investment experience of the applicable Portfolio, as well as the daily deduction for mortality and expense risks, and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Investment Division on the preceding Valuation Day by a net investment factor for that Investment Division for the Valuation Period then ended. The net investment factor for each of the Investment Divisions is equal to the net asset value per share of the corresponding Portfolio at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Portfolio in the Valuation Period then ended) divided by the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period, less the daily deduction for the mortality and expense risks assumed by ITT Hartford.

    All valuations in connection with a Certificate, e.g., with respect to determining Cash Value and Investment Value, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Certificate with each premium payment, other than the Initial Premium, will be made on the date the request or payment is received by ITT Hartford at the Customer Service Center if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

PREMIUM LIMITATION

    If premiums are received which would cause the Certificate to fail to meet the definition of a life insurance policy in accordance with the Internal Revenue Code, We will refund the excess premium payments. We will refund such premium payments and interest thereon within 60 days after the end of a Coverage Year.

    A premium payment that results in an increase in the Death Benefit greater than the amount of the premium will be accepted only after We approve evidence of insurability.

                          VALUES UNDER THE CERTIFICATE

    As with traditional life insurance, each Certificate will have a Cash Surrender Value. The Cash Surrender Value is equal to the Cash Value, less Debt, less any charges accrued but not deducted. There is no minimum guaranteed Cash Surrender Value. The Cash Value equals the value in the Investment Divisions plus the Loan Account Value.

    Each Certificate will also have an Investment Value. The Investment Value of a Certificate changes on a daily basis and will be computed on each Valuation Day. The Investment Value will vary to reflect the investment experience of the Investment Divisions, Monthly Deduction Amounts and any amounts transferred to the Loan Account to secure a Loan.

    The Investment Value of a particular Certificate is related to the net asset value of the Portfolios associated with the Investment Divisions to which Net Premiums on the Certificate have been allocated. The total Investment Value in the Investment Divisions on any Valuation Day is calculated by multiplying the number of Accumulation Units in each Investment Division as of the Valuation Day by the current Accumulation Unit Value of that Investment Division and then summing the result for all the Investment Divisions. The Investment Value equals the sum of the values of the assets in the Investment Divisions. See "Premiums
-- Accumulation Unit Values," page   .

                          SURRENDER OF THE CERTIFICATE

    At any time prior to the Maturity Date, provided the Certificate is in effect and has a Cash Surrender Value, the Owner may choose, without the consent of the Beneficiary (provided the designation of the Beneficiary is not irrevocable) to surrender the Certificate and receive the full Cash Surrender Value from Us. To surrender a

Certificate, You must submit a request for surrender In Writing. We will determine the Cash Surrender Value as of the Valuation Day We receive the request In Writing at Our Customer Service Center, or the date requested by the Owner, whichever is later.

    The Cash Surrender Value, which is the net amount available upon surrender of the Certificate, equals the Cash Value, less Debt, less any charges accrued but not yet deducted. The Certificate will terminate on the date of receipt of the written request, or the date the Owner requests the surrender to be effective, whichever is later.

    The Cash Surrender Value may be paid in cash or allocated to any other payment option agreed upon by Us.

PARTIAL WITHDRAWALS

    At any time before the Maturity Date, and subject to ITT Hartford's rules then in effect, up to five partial withdrawals are allowed per Coverage Year. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is an amount equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt. ITT Hartford currently imposes a maximum $25.00 fee for processing partial withdrawals. A partial withdrawal will reduce the Cash Surrender Value, Cash Value and Investment Value. Any partial withdrawal will have a permanent effect on the Cash Surrender Value and may have a permanent effect on the Death Benefits payable. If Death Benefit option A is in effect, the Face Amount is reduced by the amount of the partial withdrawal. Unless specified otherwise, partial withdrawals will be deducted on a Pro Rata Basis from the Investment Divisions. Requests for partial withdrawals must be made In Writing to Us. The effective date of a partial withdrawal will be the Valuation Day We receive the request In Writing at Our Customer Service Center.

                   TRANSFERS BETWEEN THE INVESTMENT DIVISIONS

AMOUNT AND FREQUENCY OF TRANSFERS

    Upon request and as long as the Certificate is in effect, You may transfer amounts among the Investment Divisions up to six times per Coverage Year. Transfer requests must be in writing on a form approved by ITT Hartford or by telephone in accordance with established procedures. The amounts which may be transferred and the number of transfers will be limited by Our rules then in effect. Currently, the minimum value of Accumulation Units that may be transferred from one Investment Division to another is the lesser of (i) $500 or
(ii) the total value of the Accumulation Units in the Investment Division. The value of the remaining Accumulation Units in the Investment Division must equal at least $500. If, after an ordered transfer, the value of the remaining Accumulation Units in an Investment Division would be less than $500, the entire value will be transferred.

    Currently there are no restrictions on transfers other than those described herein and there is no charge for permitted transfers between Investment Divisions. ITT Hartford reserves the right in the future to impose additional restrictions on transfers, as a well as a charge for processing transfers.

TRANSFERS TO OR FROM INVESTMENT DIVISIONS

    In the event of a transfer from an Investment Division, the number of Accumulation Units credited to the Investment Division from which the transfer is made will be reduced. The reduction will be determined by dividing:

    1. the amount transferred by,

    2. the Accumulation Unit Value for that Investment Division on the Valuation Day We receive Your request for transfer In Writing.

    In the event of a transfer to an Investment Division, We will increase the number of Accumulation Units credited thereto. The increase will equal:

    1. the amount transferred divided by,

    2. the Accumulation Unit Value for that Investment Division determined on the Valuation Day We receive Your request for transfer In Writing.

PROCEDURES FOR TELEPHONE TRANSFERS

    Owners may effect telephone transfers in two ways. All Owners may directly contact a customer service representative. Owners may in the future also request access to an electronic service known as a Voice Response Unit (VRU). The VRU will permit the transfer of monies among the Investment Divisions and change of the allocation of future payments. All Owners intending to conduct telephone transfers through the VRU will be asked to complete a Telephone Authorization Form.

    ITT Hartford will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. Before a customer service representative accepts any request, the caller will be asked for his or her social security number and address. All calls will also be recorded. A Personal Identification Number (PIN) will be assigned to all Owners who request VRU access. The PIN is selected by and known only to the Owner. Proper entry of the PIN is required before any transactions will be allowed through the VRU. Furthermore, all transactions performed over the VRU, as well as with a customer service representative, will be confirmed by ITT Hartford through a written letter. Moreover, all VRU transactions will be assigned a unique confirmation number which will become part of the Certificate's history. ITT Hartford is not liable for any loss, cost or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

                      VALUATION OF PAYMENTS AND TRANSFERS

    We value the Certificate on every Valuation Day.

    We will pay Death Proceeds, Cash Surrender Values, partial withdrawals, and Loan amounts attributable to the Investment Divisions within seven (7) days after We receive all the information needed to process the payment unless the NYSE is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists.

    ITT Hartford may defer payment of any amounts not attributable to the Investment Divisions for up to six months from the date on which We receive the request.

                                     LOANS

    As long as the Certificate is in effect, an Owner may obtain, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), a cash Loan from ITT Hartford. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt.

    The amount of each Loan will be transferred on a Pro-Rata Basis from each of the Investment Divisions (unless the Owner specifies otherwise) to the Loan Account. The Loan Account is the mechanism used to ensure that any outstanding Debt remains fully secured by the Investment Value.

LOAN INTEREST

    Interest will accrue daily on outstanding Debt at the Adjustable Loan Interest Rate indicated in the Certificate. The difference between the value of the Loan Account and any outstanding Debt will be transferred from the Investment Divisions to the Loan Account on each Processing Date.

    The maximum Adjustable Loan Interest Rate We may charge for Loans is the greater of 5% and the Published Monthly Average for the calendar month two months prior to the date on which the Adjustable Loan Interest Rate is determined. The Published Monthly Average means the "Moody's Corporate Bond Yield Average -- Monthly Average Corporate" as published by Moody's Investors Service, Inc. or any successor to that service. If that monthly average is no longer published, a substitute average will be used.

CREDITED INTEREST

    Amounts in the Loan Account will be credited with interest at a rate equal to the Adjustable Loan Interest Rate then in effect, minus 1%.

LOAN REPAYMENTS

    You can repay any part of or the entire Loan at any time. The amount of the Loan repayment will be allocated to Your chosen Investment Divisions on a Pro Rata Basis, determined as of the date of the Loan repayment. Unless specified otherwise, additional premium payments received by ITT Hartford during the period when a Loan is outstanding will be treated as Loan repayments.

TERMINATION DUE TO EXCESSIVE DEBT

    If total Debt outstanding equals or exceeds the Cash Surrender Value, the Certificate will terminate 31 days after We have mailed notice to Your last known address and that of any assignees of record. If sufficient Loan repayment is not made by the end of this 31 day period, the Certificate will end without value.

EFFECT OF LOANS ON INVESTMENT VALUE

    A Loan, whether or not repaid, will have a permanent effect on the Investment Value because the investment results of each Investment Division will apply only to the amount remaining in such Investment Divisions. The longer a Loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for funds held in the Loan Account, an Owner's Investment Value will not increase as rapidly as it would have had no Loan been made. If the Investment Divisions earn less than the Loan Account, the Owner's Investment Value will be greater than it would have been had no Loan been made. Also, if not repaid, the aggregate amount of outstanding Debt will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

                                 DEATH BENEFIT

    As long as the Certificate remains in force, the Certificate provides for the payment of the Death Proceeds to the named Beneficiary when the Insured under the Certificate dies. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Debt outstanding under the Certificate plus any rider benefits payable. The Death Benefit depends on the Death Benefit option You select and is determined as of the date of the death of the Insured.

DEATH BENEFIT OPTIONS

    There are two Death Benefit options: Death Benefit option A and Death Benefit option B:

    1. Under the Death Benefit option A, the Death Benefit is the greater of (a) the Face Amount and (b) the Variable Insurance Amount.

    2. Under Death Benefit option B, the Death Benefit is the greater of (a) the Face Amount plus the Cash Value and (b) the Variable Insurance Amount.

    Regardless of which Death Benefit option You select, the maximum amount payable under such option will be the Death Proceeds.

OPTION CHANGE

    While the Certificate is in force, You may change the Death Benefit option selected under a Certificate by making a request In Writing during the lifetime of the Insured. If the change is from Death Benefit option A to Death Benefit option B, satisfactory evidence of insurability must be provided to ITT
Hartford. The Face Amount after the change will be equal to the Face Amount before the change, less the Cash Value on the effective date of the change. If the change is from Death Benefit option B to Death Benefit option A, the Face Amount after the change will be equal to the Face Amount before the change plus the Cash Value on the effective date of change. Any change in the selection of a Death Benefit option will become effective at the beginning of the Coverage month following ITT Hartford's approval of such change. We will notify You that the change has been made.

    All or part of the Death Proceeds may be paid in cash or applied under one of the payment options described below.

PAYMENT OPTIONS

    Death Proceeds under the Certificate may be paid in a lump sum or may be applied to one of ITT Hartford's payment options. The minimum amount that may be placed under a payment option is $5,000 unless ITT Hartford consents to a lesser amount. Once payments under payment options 2, 3 or 4 commence, no surrender of the Certificate may be made for the purpose of receiving a lump sum settlement in lieu of the life insurance payments. The following options are available under the Certificates:

    FIRST OPTION -- Interest Income

    Payments of interest at the rate We declare, but not less than 3% per year, on the amount applied under this option.

    SECOND OPTION -- Income of Fixed Amount

    Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3% per year, is exhausted. The final payment will be for the balance remaining.

    THIRD OPTION -- Payments for a Fixed Period

    An amount payable monthly for the number of years selected which may be from 1 to 30 years.

    FOURTH OPTION -- Life Income

      LIFE ANNUITY -- an annuity payable monthly during the lifetime of the Annuitant and terminating with the last monthly payment due preceding the death of the Annuitant. Under this option, it is possible that only one monthly annuity payment would be made, if the Annuitant died before the second monthly annuity payment was due.

      LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN -- an annuity providing monthly income to the Annuitant for a fixed period of 120 months and for as long thereafter as the Annuitant shall live.

    The fourth payment option is based on the 1983a Individual Annuity Mortality Table set back one year and a net investment rate of 3% per annum. The amount of each payment under this option will depend upon the age of the Annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, ITT Hartford may make payments less often. The first, second and third payment options are based on a net investment rate of 3% per annum. ITT Hartford may, however, from time to time, at Our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

    ITT Hartford will make any other arrangements for income payments as may be agreed on.

LEGAL DEVELOPMENTS REGARDING INCOME PAYMENTS

    In those states affected by the 1983 Supreme Court decision in Arizona Governing Committee v. Norris, income payment options involving life income are based on unisex actuarial tables. In addition, legislation has previously been introduced in Congress which, had it been enacted, would have required the use of tables that do not vary on the basis of sex for some or all annuities. Currently, several states have enacted such laws.

BENEFICIARY

    The Owner names the Beneficiary in the enrollment form for the Certificate. The Owner may change the Beneficiary (unless irrevocably named) during the Insured's lifetime by written request to ITT Hartford. If no Beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Owner if living; otherwise to the Owner's estate.

INCREASES AND DECREASES IN FACE AMOUNT

    The minimum Face Amount of the Certificate is $50,000. At any time after purchasing a Certificate, the Owner may request a change in the Face Amount by making a request In Writing to ITT Hartford and directing such request to ITT Hartford's Customer Service Center.

    All requests to increase the Face Amount must be applied for on a new enrollment form. All requests will be subject to evidence of insurability satisfactory to the Company and subject to Our rules then in effect. Any increase approved by Us will be effective on the Processing Date following the date We approve the request. The Monthly Deduction Amount on the first Processing Date on or after the effective date of the increase will reflect a charge for the increase.

    A decrease in the Face Amount will be effective on the first Processing Date following the date We receive the request. Decreases must reduce the Face Amount by at least $25,000, and the remaining Face Amount must not be less than $50,000. Decreases will be applied:

    (a) to the most recent increase; then

    (b) successively to each prior increase, and then

    (c) to the initial Face Amount.

    We reserve the right to limit the number of Face Amount increases or decreases made under the Certificate to no more than one in any 12 month period.

                              BENEFITS AT MATURITY

    If the Insured is living on the Maturity Date, on surrender of the Certificate to ITT Hartford, ITT Hartford will pay to the Owner the Cash Surrender Value on the date the Certificate is surrendered. However, on the Maturity Date, the Certificate will terminate and ITT Hartford will have no further obligations under the Certificate.

                TERMINATION OF PARTICIPATION IN THE GROUP POLICY

    Participation in the Group Policy may be terminated by ITT Hartford or the Participating Employer. The party initiating the termination must provide notice of such termination to each Owner of record, at his or her last known address, at least 15 days prior to the date of termination. In the event of such termination, no new enrollment forms for new Insureds will be accepted on or after the date notice of discontinuance is received or sent by ITT Hartford, whichever is applicable, nor will any new Certificates be issued. If premium payments are discontinued, ITT Hartford will continue insurance Coverage under the Certificate as long as the Cash Surrender Value is sufficient to cover the charges due. This Continuation of Insurance will not continue the Coverage under the Certificate beyond Attained Age 100, nor will it continue any optional benefit rider beyond the Certificate's date of termination. If the Group Policy is discontinued or amended to discontinue the eligible class to which an Insured belongs (and if the Coverage on the Insured is not transferred to another insurance carrier), any Certificate then in effect will remain in force under the discontinued Group Policy, provided it is not canceled or surrendered by the Owner, subject to ITT Hartford's qualifications then in effect.

                 LAPSE AND REINSTATEMENT WHILE THE GROUP POLICY
                                  IS IN EFFECT

LAPSE AND GRACE PERIOD

    A Grace Period of 61 days will be allowed following the date We mail to the Owner notice that the Cash Surrender Value is insufficient to pay the charges due under the Certificate. Unless the Owner has given ITT Hartford written notice of termination in advance of the date of termination of the Certificate, insurance will continue in force during the Grace Period. The Owner will be liable to ITT Hartford for all charges due under the Certificate then unpaid for the period the Certificate remains in force.

    In the event that total Debt outstanding equals or exceeds the Cash Surrender Value, the Certificate will terminate 31 days after We have mailed notice to Your last known address and that of any assignees of record. If sufficient Loan repayment is not made by the end of this 31 day period, the Certificate will end without value.

REINSTATEMENT

    Prior to the death of the Insured, and unless (1) the Group Policy is terminated (See "Termination of Participation in the Group Policy") or (2) the Certificate has been surrendered for cash, the Certificate may be reinstated prior to the Maturity Date, provided:

    (a) you make Your request within three (3) years of the date of lapse; and

    (b) satisfactory evidence of insurability is submitted.

    To reinstate Your Certificate, you must remit a premium payment large enough to keep the coverage under the Certificate in force for at least 3 months following the date of reinstatement. The Face Amount of the reinstated Certificate cannot exceed the Face Amount at the time of lapse. The Investment Value on the reinstatement date will reflect:

    (a) The Investment Value at the time of termination; plus

    (b) Net Premiums attributable to premiums paid at the time of reinstatement.

    Upon reinstatement, any Debt at the time of termination must be repaid or carried over to the reinstated Certificate.

                          ENROLLMENT FOR A CERTIFICATE

    Individuals wishing to purchase a Certificate must submit an enrollment form to ITT Hartford. Within limits, an applicant may choose the Initial Premium and the initial Face Amount. A Certificate generally will be issued only on the lives of Insureds Attained Age 79 and under who supply evidence of insurability satisfactory to the Company. Acceptance is subject to ITT Hartford's underwriting rules and ITT Hartford reserves the right to reject an enrollment form for any reason. No change in the terms or conditions of a Certificate will be made without the consent of the Owner.

    The Certificate will be effective on the Coverage Date only after ITT Hartford has received all outstanding delivery requirements and received the Initial Premium. The Coverage Date is the date used to determine all future cyclical transactions on the Certificate, e.g., Processing Date, Coverage months and Coverage Years.

                      THE RIGHT TO EXAMINE THE CERTIFICATE

    An Owner has a limited right to return a Certificate. Subject to applicable state regulation, if the Certificate is returned, by mail or personal delivery to ITT Hartford or to the agent who sold the Certificate, to be canceled within 10 days after delivery of the Certificate to the Owner, ITT Hartford will return either (1) the total amount of premiums or (2) the Cash Value plus charges deducted under the Certificate to the Owner within 7 days. If the state where Your Certificate is issued requires that We return Your Initial Premium, We will allocate Your initial Net Premium to the HVA Money Market Investment Division. If the state of issue of Your Certificate provides for Our return of the Certificate's Cash Value to the Owner, We will allocate the initial Net Premium immediately among Your chosen Investment Divisions.

                          DEDUCTIONS FROM THE PREMIUM

    Before allocating the Net Premium to the Investment Divisions, a deduction as a percentage of premium is made for the front-end sales load, premium taxes and the DAC tax charge. The amount of each premium allocated to the Investment Divisions is Your Net Premium.

FRONT-END SALES LOAD

    The current and maximum front-end sales load included in the premium deduction is 9% of any premium paid for Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.

PREMIUM RELATED TAX CHARGE

    We deduct a percentage of each premium to cover taxes assessed against ITT Hartford that are attributable to premiums. This percentage will vary by locale depending on the tax rates in effect there. The range of premium taxes actually deducted by ITT Hartford currently ranges from 0% to 4%.

DAC TAX CHARGE

    The Company deducts 1.25% of each premium to cover a federal premium tax assessed against the Company. This charge is reasonable in relation to the Company's federal income tax burden, under Section 848 of the Code, resulting from the receipt of premiums. We will adjust this charge based on changes in the applicable tax law.

                DEDUCTIONS AND CHARGES FROM THE INVESTMENT VALUE

MONTHLY DEDUCTION AMOUNTS

    On the Coverage Date and on each subsequent Processing Date, ITT Hartford will deduct an amount (the "Monthly Deduction Amount") from the Investment Value to cover certain charges and expenses incurred in connection with a Certificate. The Monthly Deduction Amount will vary from month to month. These will be taken from the Charge Deduction Division, if designated in the enrollment form for the Certificate or later elected.

    If a Charge Deduction Division has been designated but the Investment Value in the Charge Deduction Division is less than that required to cover all charges due on such date:

    (1) ITT Hartford will apply the Investment Value of the Charge Deduction Division to the charges due and set the Investment Value in the Charge Deduction Division to zero; and

    (2) any additional amount due will be allocated among the remaining Investment Divisions on a Pro Rata Basis.

    If no Charge Deduction Division has been designated or elected, any amounts due will be allocated among the Owner's chosen Investment Divisions on a Pro Rata Basis.

    The Monthly Deduction Amount equals:

    (a) the administrative expense charge; plus

    (b) the charges for cost of insurance, plus any charges for additional benefits provided by rider.

        (a) COST OF INSURANCE CHARGE

        The charge for the cost of insurance is equal to:

        (i) the cost of insurance rate per $1,000; multiplied by

        (ii) the Net Amount at Risk; divided by

        (iii) $1,000

        The Net Amount at Risk equals the Death Benefit less the Cash Value on that date.

        The cost of insurance charge is to cover ITT Hartford's anticipated mortality costs. ITT Hartford uses various underwriting procedures, including medical underwriting procedures, depending on the characteristics of the group to which the Group Policies are issued. The current cost of insurance rates for standard risks may be equal to or less than the 1980 Commissioners Standard Ordinary Mortality Table. Substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table. The multiple will be based on the Insured's risk class. The use of simplified underwriting and guaranteed issue procedures may result in the cost of insurance charges being higher for some individuals than if medical underwriting procedures were used.

        Cost of insurance rates are based on the age, sex (except where unisex rates apply), and rate class of the Insured and group mortality characteristics and the particular characteristics (such as the rate class structure) under the Group Policy that are agreed to by ITT Hartford and the Participating Employer. The actual monthly cost of insurance rates will be based on ITT Hartford's expectations as to future experience. ITT Hartford will determine the cost of insurance rate at the start of each Coverage Year. Any changes in the cost of insurance rate will be made uniformly for all Insureds in the same risk class.

        The rate class of an Insured affects the cost of insurance rate. ITT Hartford and the Participating Employer will agree to the number of classes and characteristics of each class. The classes may vary by smokers and nonsmokers, active and retired status, and/or any other nondiscriminatory classes agreed to by the Participating Employer. Where smoker and non-smoker divisions are provided, an Insured who is in the nonsmoker division of a rate class will have a lower cost of insurance than an Insured in the smoker division of the same rate class, even if each Insured has an identical Certificate.

        Because the Cash Value and the Death Benefit Amount under a Certificate may vary from month to month, the cost of insurance charge may also vary on each Processing Date.

        (b) RIDER CHARGE

        If the policy includes riders, a charge is deducted from the Investment Value on each Processing Date.

        The charge applicable to these riders is to compensate ITT Hartford for anticipated cost of providing these benefits and are specified on the applicable rider.

        The  Riders  available  are  described  on  page    under  "Supplemental
    Benefits" section.

        (c) MONTHLY ADMINISTRATIVE FEE AND OTHER EXPENSE CHARGES

        ITT Hartford will assess a monthly administrative charge to compensate ITT Hartford for administrative costs in connection with the Certificates. This charge will be $5 per Coverage month initially and is guaranteed never to exceed $10.00 per Coverage month. This charge covers the average expected cost for these expenses.

MORTALITY AND EXPENSE RISK CHARGE

    A charge is made for mortality and expense risks assumed by ITT Hartford. ITT Hartford deducts a daily charge at a maximum effective annual rate of .65% of the value of each Investment Division's assets. See also, "Premiums -- Accumulation Unit Values," page .

    The Mortality and Expense Risk Charge is equal to:

    (i) the Mortality and Expense Risk Rate; multiplied by

    (ii) the portion of the Cash Value allocated to the Investment Divisions and the Loan Account.

    The mortality risk assumed is that the actual cost of insurance charges specified in the Certificate will be insufficient to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Certificates will exceed the administrative charges set forth therein.

    If these charges are insufficient to cover actual costs and assumed risks, the loss will fall on ITT Hartford. Conversely, if the charge proves more than sufficient, any excess will be added to ITT Hartford's surplus.

TAXES

    Currently, no charge is made to the Separate Account for federal, state, and local taxes that may be attributable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on ITT Hartford and/or the Separate Account may result in a charge against the Certificates in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

                                 OTHER MATTERS

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

    ITT Hartford reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Separate Account and the Investment Divisions which fund the Group

Policies. If shares of any of the Portfolios should no longer be available for investment, or if, in the judgment of ITT Hartford's management, further investment in shares of any Portfolio should become inappropriate in view of the purposes of the Group Policies, ITT Hartford may substitute shares of another Portfolio for shares already purchased, or to be purchased in the future, under the Group Policies. No substitution of securities will take place without notice to and consent of Owners and without prior approval of the SEC to the extent required by the 1940 Act. Subject to Owner approval, if required, ITT Hartford also reserves the right to end the registration under the 1940 Act of the Separate Account or any other separate accounts of which it is the depositor which may fund the Group Policies.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither ITT Hartford nor the Funds currently foresee any such disadvantages either to variable life insurance Owners or to variable annuity contract owners, the Board of Directors of The Hartford Funds, the Board of Trustees for the Neuberger & Berman Trust, the Board of Trustees for The Alger American Fund and the Board of Trustees for each of the VIP Fund and the VIP Fund II (collectively the "Boards") intend to monitor events in order to identify any material conflicts between such Owners and to determine what action, if any, should be taken in response thereto. If the Boards were to conclude that separate funds should be established for variable annuity and variable life insurance separate accounts, ITT Hartford will bear the attendant expenses.

VOTING RIGHTS

    In accordance with its view of presently applicable law, ITT Hartford will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Owners (or the assignee of the Certificates, as the case may be) having a voting interest in the Separate
Account. The number of shares held in the Separate Account which are attributable to each Owner is determined by dividing the Owner's interest in each Investment Division by the net asset value of the applicable shares of the Funds. ITT Hartford will vote shares for which no instructions have been given and shares which are not attributable to Owners (i.e., shares owned by ITT Hartford) in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any rule promulgated thereunder should be amended, however, or if ITT Hartford's present interpretation should change and, as a result, ITT Hartford determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

    The voting interests of the Owners (or the assignees) in the Funds will be determined as follows: Owners may cast one vote for each full or fractional Accumulation Unit owned under their respective Certificates and allocated to an Investment Division the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, an Owner has taken a Loan secured by the Certificate, amounts transferred from the Investment Division(s) to the Loan Account(s) in connection with the Loan (see "Certificate Benefits and Rights -- Loans," page ) will not be considered in determining the voting interests of the Owner. Owners should review the prospectuses for the Funds which accompany this Prospectus to determine matters on which shareholders may vote.

    ITT Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory policy for the Funds. In addition, ITT Hartford itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser of the Funds if ITT Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event ITT Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Owners.

OUR RIGHTS

    We reserve the right to take certain actions in connection with Our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the SEC). If necessary, We will seek approval by Owners.

    Specifically, We reserve the right to:

        - Add or remove any Investment Division;

        - Create new separate accounts;

        - Combine the Separate Account with one or more other separate accounts;

        - Operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

        - Deregister the Separate Account under the 1940 Act;

        - Manage the Separate Account under the direction of a committee or discharge such committee at any time;

        - Transfer the assets of the Separate Account to one or more other separate accounts; and

        - Restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Separate Account.

    ITT Hartford also reserves the right to change the name of the Separate Account.

    We have reserved all rights to the name of ITT Hartford Life and Annuity Insurance Company or any part of it. We may allow the Separate Account and other entities to use Our name or part of it, but We may also withdraw this right.

STATEMENTS TO OWNERS

    We will send You a statement at least once each Coverage Year, showing:

    (a) the current Cash Value, Cash Surrender Value and Face Amount;

    (b) the premiums paid, Monthly Deduction Amounts and Loans since the last report;

    (c) the amount of any outstanding Debt;

    (d) notifications required by the provisions of the Certificate; and

    (e) any other information required by the Insurance Department of the State where the Certificate was delivered.

LIMIT ON RIGHT TO CONTEST

    ITT Hartford may not contest the validity of the Certificate after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Certificate is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Face Amount as a result of a premium payment is contestable for two years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the Death Benefit payable will be limited to the premiums paid less any outstanding Debt and partial withdrawals.

MISSTATEMENT AS TO AGE OR SEX

    If the age or sex  of the Insured is incorrectly  stated, the amount of  all
benefits   payable  will  be   appropriately  adjusted,  as   specified  in  the
Certificate.

ASSIGNMENT

    The Certificate may be assigned as collateral for a loan or other obligation. ITT Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

    No dividends will be paid under the Certificates.

EXPERIENCE CREDITS

    The Certificates issued under a Group Policy may be eligible for experience credits due to administrative savings. The amount of any experience credit may be paid in cash or applied to and used to increase the Investment Value.

                             SUPPLEMENTAL BENEFITS

    The following supplemental benefit, which is subject to the restrictions and limitations set forth therein, may be included in a Certificate.

MATURITY DATE EXTENSION RIDER

    We will extend the Maturity Date (the date on which the Certificate will mature), to the date of death of the Insured. Certain Death Benefit and premium restrictions apply. See "Federal Tax Considerations -- Income Taxation of Certificate Benefits," page .

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                              OTHER BUSINESS PROFESSION,
                                                                                VOCATION OR EMPLOYMENT
                                   POSITION WITH ITT HARTFORD,                     FOR PAST 5 YEARS;
           NAME, AGE                     YEAR OF ELECTION                         OTHER DIRECTORSHIPS
-------------------------------  --------------------------------  -------------------------------------------------
Andrew, Joan M., 38              Vice President, 1992              Vice President and Director, NSC Operations, IHLA
                                                                     (1992-Present); Director, NSC Operations, IHLA
                                                                     (1991).
Boldischar, Jr., Paul J., 54     Senior Vice President, 1988       Senior Vice President, IHLA (1976-Present).
Condon, Jr., Francis I., 50      Vice President, 1993              Vice President, Director of Sales, IHLA
                                                                     (1993-Present); Anderson Insurance Agency,
                                                                     Inc., President (1993).
Cummins, Peter W., 58            Vice President, 1993              Vice President, Individual Annuity Operations,
                                                                     Hartford Life Insurance Company (1989-Present).
deRaismes, Ann W., 45            Vice President, 1994              Vice President (1994); Assistant Vice President
                                                                     (1992-1994); Director of Human Resources
                                                                     (1991-Present); Assistant Director of Human
                                                                     Resources (1987-1991) Hartford Life Insurance
                                                                     Company.
Dooley, James R., 59             Vice President, 1977              Vice President, Director Information Services,
                                                                     IHLA (1973-Present).
Frahm, Donald R., 62             Director, 1995*                   Chairman and Chief Executive Officer
                                                                     (1988-Present), Hartford Insurance Group.
Gareau, Joseph H., 48            Executive Vice President, Chief   Executive Vice President and Chief Investment
                                   Investment Officer and            Officer, IHLA (1993-Present), Senior Vice
                                   Director, 1993*                   President, IHLA (1989-1993).
Gardner, Bruce D., 44            General Counsel and Director,     General Counsel (1991-Present); Corporate
                                   1991* Secretary, 1988             Secretary (1988-Present); Associate General
                                                                     Counsel (1988-1991), Hartford Life Insurance
                                                                     Company.
Gillette, Donald J., 49          Vice President, 1993              Vice President, Director of Marketing, IHLA
                                                                     (1991-Present); MSI Insurance (1986-1991).
Godkin, Lynda, 41                Associate General Counsel and     Assistant General Counsel and Corporate Secretary
                                   Corporate Secretary, 1995         (1994); Counsel (1990), Hartford Life Insurance
                                                                     Company.
Grady, Lois W., 51               Vice President, 1993              Vice President, Hartford Insurance Company
                                                                     (1993-Present); Assistant Vice President
                                                                     (1988-1993).

                                                                              OTHER BUSINESS PROFESSION,
                                                                                VOCATION OR EMPLOYMENT
                                   POSITION WITH ITT HARTFORD,                     FOR PAST 5 YEARS;
           NAME, AGE                     YEAR OF ELECTION                         OTHER DIRECTORSHIPS
-------------------------------  --------------------------------  -------------------------------------------------
Hall, David A., 42               Senior Vice President and         Senior Vice President and Actuary (1993-Present),
                                   Actuary, 1993                     Hartford Life Insurance Company.
Kanarek, Joseph, 48              Vice President and Director,      Vice President (1991-Present); Director
                                   1994*                             (1992-Present); Hartford Life Insurance
                                                                     Company.
Kohlhof, LaVern L., 65           Vice President and Secretary,     Vice President and Secretary (1976-Present),
                                   1980                              IHLA.
Malchodi, William B. Jr., 45     Vice President and Director of    Director of Taxes (1992); Assistant General
                                   Taxes 1992                        Counsel and Assistant Director of Taxes
                                                                     (1986-1992), Hartford Insurance Group.
Marra, Thomas M., 37             Senior Vice President, Actuary    Senior Vice President, (1994); Vice President
                                   and Director, 1994*               (1989); Director of Individual Annuities,
                                                                     (1991); Assistant Vice President (1989),
                                                                     Hartford Life Insurance Companies.
Matthiesen, Steven L., 50        Vice President, 1984              Vice President, Director of New Business,
                                                                     (1984-Present), IHLA.
Raymond, Craig D., 33            Vice President and Chief          Vice President and Chief Actuary (1994); Vice
                                   Actuary, 1994                     President and Actuary (1993-1994); Assistant
                                                                     Vice President and Actuary (1992-1993); Actuary
                                                                     (1989-1992), Hartford Life Insurance Company.
Schrandt, David T., 48           Vice President, Treasurer and     Vice President, Treasurer and Controller, IHLA
                                   Controller, 1987                  (1987-Present).
Smith, Lowndes A., 56            President and Chief Executive     President and Chief Executive Officer, IHLA
                                   Officer, 1993,                    (1993-Present); President and Chief Operating
                                   Director, 1985*                   Officer, Hartford Life Insurance Company
                                                                     (1989-Present).
Zlatkus, Lizabeth H., 37         Vice President and Director,      Vice President, Director Business Operations,
                                   1994*                             1994; Assistant Vice President, Director
                                                                     Executive Operations (1992-1994); Executive
                                                                     Staff Assistant to President (1990-1992),
                                                                     Hartford Life Insurance Company.

------------------------
 * Denotes year of election to Board of Directors.
** ITT Hartford Affiliated Company.

                       DISTRIBUTION OF THE GROUP POLICIES

    ITT Hartford intends to sell the Group Policies in all jurisdictions where it is licensed to do business. The Group Policies will be sold by life insurance sales representatives who represent ITT Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO"), or certain other registered Broker-Dealers. Any sales representative or employee will have been qualified to sell variable life insurance policies under applicable Federal and State laws. Each Broker-Dealer is registered with the SEC under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. HESCO is the principal underwriter for the Group Policies. The maximum sales commission payable to ITT Hartford agents, independent registered insurance brokers, and other registered Broker-Dealers is 6% of the premiums paid. In addition, expense allowances may be paid. The sales representative may be required to return all or a portion of the commissions paid if a Certificate terminates prior to the second Certificate Anniversary.

                   SAFEKEEPING OF THE SEPARATE ACCOUNT ASSETS

    The assets of the Separate Account are held by ITT Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of ITT Hartford. ITT Hartford maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by ITT Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate amount of $50 million, covering all of the officers and employees of ITT Hartford.

                           FEDERAL TAX CONSIDERATIONS

GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE CERTIFICATE IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CERTIFICATE DESCRIBED HEREIN.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Certificates cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon ITT Hartford's understanding of current Federal income tax laws as they are currently interpreted.

TAXATION OF THE COMPANY AND THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of ITT Hartford which is taxed as a life insurance company under Part 1 of Subchapter L of Chapter 1 of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Investment Divisions) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Certificate Benefits and Provisions -- Values under the Certificate", on page ). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Certificate.

    ITT Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is currently being made to the Separate Account for Federal income taxes. If ITT Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for taxes against the Separate Account.

INCOME TAXATION OF CERTIFICATE BENEFITS

    For Federal income tax purposes, the Certificates should be treated as life insurance policies under Section 7702 of the Code. The death benefit under a life insurance policy is excluded from the gross income of the Beneficiary. Also, a life insurance policy owner is not taxed on increments in the policy value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a policy that is treated as life insurance. ITT Hartford intends to monitor premium levels to assure compliance with the Section 7702 standards.

    During the first fifteen policy years, an "income first" rule generally applies to any distribution of cash that is required under Code Section 7702 because of a reduction in benefits under the Certificate.

    ITT Hartford also believes that any Loan received under a Certificate will be treated as Debt of the Owner, and that no part of any Loan under a Certificate will constitute income to the Owner. A surrender or assignment of the Certificate may have tax consequences depending upon the circumstances. Owners should consult qualified tax advisers concerning the effect of such changes.

    Federal,   state,  and  local   estate  tax,  inheritance,   and  other  tax
consequences of ownership or receipt of Certificate proceeds depend on the circumstances of each Owner or Beneficiary.

    The Maturity Date Extension Rider allows an Owner to extend the Maturity Date to the date of the death of the Insured. Although ITT Hartford believes that the Certificate will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, due to the lack of specific guidance on this issue, this result is not certain. If the Certificate is not treated as a life insurance contract for federal income tax purposes after the Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Owner should consult a competent tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

MODIFIED ENDOWMENT CONTRACTS

    Code Section 7702A applies an additional test, the "seven-pay" test, to life insurance contracts. A modified endowment contract is a life insurance policy which satisfies the Section 7702 definition of life insurance but fails the seven-pay test of Section 7702A. A policy fails the seven-pay test if the accumulated amount paid into the Certificate at any time during the first seven Coverage Years exceeds the sum of the net level premiums that would have been paid up to that point if the Certificate provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

    A policy that is classified as a modified endowment contract is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, withdrawals and loans from a modified endowment policy are treated first as income, then as a recovery of basis. Taxable withdrawals are subject to a 10% additional tax, with certain exceptions. Generally, only distributions and loans made in the first year in which a policy becomes a modified endowment policy, and in subsequent years, are taxable. However, distributions and loans made in the two years prior to a policy's failing the seven-pay test are deemed to be in anticipation of failure and are subject to tax.

    If the Certificate satisfies the seven-pay test for seven years, distributions and loans made thereafter will not be subject to the modified endowment policy rules, unless the Certificate is changed materially. The seven-pay test will be applied anew at any time the Certificate undergoes a material change, which includes an increase in the Face Amount.

    All modified endowment policies that are issued within any calendar year to the same policy owner by one company or its affiliates shall be treated as one modified endowment policy for the purpose of determining the taxable portion of any loan or distribution.

    ITT Hartford has instituted procedures to monitor whether a Certificate may become a modified endowment contract after issue.

DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance policy (other than a pension plan policy) will not be treated as a life insurance policy for any period during which the investments made by the separate account underlying the policy are not adequately diversified in accordance with regulations prescribed by the Treasury. If a policy is not treated as a life insurance policy, the policy owner will be subject to income tax on the annual increases in cash value. The Treasury has issued diversification regulations which, among other things, generally require that no more than 55% of the value of the total assets of the segregated asset account (such as the Funds) underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer. If the diversification standards are not met, non-pension policy owners will be subject to current tax on the increase in cash value in the policy.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to need the diversification standards, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or Policy Owner must agree to pay the tax due for the period during which the diversification standards were not met. The amount required to be paid shall be an amount based upon the tax that would have been owed by the policy owner if they were treated as receiving the income on the policy for such period or periods.

FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the Owner, such amounts will be subject to Federal income tax withholding and reporting, pursuant to Section 3405 of the Internal Revenue Code.

OTHER TAX CONSIDERATIONS

    Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Certificate ownership and distributions under federal, state and local law.

                               LEGAL PROCEEDINGS

    There are no pending material legal proceedings affecting the Group Policies, the Certificates, the Separate Account or any of the Funds.

                                    EXPERTS

    The audited financial statements for ITT Hartford Life and Annuity Insurance Company included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report herein, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing (to be provided by amendment).

    The hypothetical illustrations included in this Prospectus and Registration Statement have been approved by Peter J. Vogt, FSA, MAAA, Assistant Actuary, are included in reliance upon his opinion as to their reasonableness.

                             REGISTRATION STATEMENT

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, ITT Hartford, the Group Policies and the Certificates.

                                   APPENDIX A
                    ILLUSTRATION OF DEATH BENEFITS, ACCOUNT
                        VALUES AND CASH SURRENDER VALUES

    The following tables illustrate how the Death Benefits, Cash Values and Cash Surrender Values of a Policy may change with the investment experience of the Separate Account. The tables show how the Death Benefits, Cash Values and Cash Surrender Values of a Certificate issued to an Insured of a given age would vary over time if the investment return on the assets held in each Portfolio were a uniform, gross annual rate of 0%, 6% and 12%. The Death Benefits, Cash Values and Cash Surrender Values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Coverage Years. The tables assume that no Loans are made and that no partial withdrawals have been made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount and that no transfers have been made in any Coverage Years.

    The tables on pages to illustrate a Certificate issued to a Male Insured, Age 45 in the Medical Non-Smoker Class with an Initial Face Amount of $250,000. The Death Benefits, Cash Values and Cash Surrender Values would be lower if the Insured was a smoker or in a special class since the cost of insurance charges would increase.

    The tables reflect the fact that the net return on the assets held in the Investment Divisions is lower than the gross after-tax return of the Funds. This is because these tables assume an investment management fee and other estimated Fund expenses totaling 0.70%. The 0.70% figure is based on an average of the current management fees and expenses of the available twelve Funds, taking into account any applicable expense caps or reimbursement arrangements. Actual fees and expenses of the Funds associated with a Certificate may be more or less than 0.70%, will vary from year to year, and will depend on how the Cash Value is allocated.

    As their headings indicate, the tables reflect the deductions of current contractual charges and guaranteed contractual charges for a single gross interest rate. These charges include the daily charge to the Separate Account for assuming mortality and expense risks and the monthly administrative expense and cost of insurance charges. All tables assume a charge of 2.00% for taxes attributable to premiums and reflect the fact that no charges against the Separate Account are currently made for federal, state or local taxes attributable to the Policy or Certificate.

    Each table also shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.

    Upon request, ITT Hartford will furnish a comparable illustration based on a proposed Certificate's specific circumstances.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.70% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1            14,807           11,943     11,943       250,000        11,013     11,013       250,000
      2            30,355           23,644     23,644       250,000        21,844     21,844       250,000
      3            46,680           35,107     35,107       250,000        32,494     32,494       250,000
      4            63,821           46,369     46,369       250,000        42,971     42,971       250,000
      5            81,819           57,449     57,449       250,000        53,275     53,275       250,000

      6           100,717           68,460     68,460       250,000        63,410     63,410       250,000
      7           120,560           79,312     79,312       250,000        73,372     73,372       250,000
      8           126,588           77,772     77,772       250,000        70,858     70,858       250,000
      9           132,917           76,207     76,207       250,000        68,223     68,223       250,000
     10           139,563           74,608     74,608       250,000        65,444     65,444       250,000

     11           146,541           72,941     72,941       250,000        62,507     62,507       250,000
     12           153,868           71,192     71,192       250,000        59,390     59,390       250,000
     13           161,561           69,331     69,331       250,000        56,081     56,081       250,000
     14           169,639           67,350     67,350       250,000        52,558     52,558       250,000
     15           178,121           65,235     65,235       250,000        48,798     48,798       250,000

     16           187,027           62,899     62,899       250,000        44,763     44,763       250,000
     17           196,378           60,424     60,424       250,000        40,411     40,411       250,000
     18           206,197           57,790     57,790       250,000        35,685     35,685       250,000
     19           216,507           54,983     54,983       250,000        30,519     30,519       250,000
     20           227,332           51,979     51,979       250,000        24,841     24,841       250,000

     25           290,140           32,923     32,923       250,000             0          0             0
     30           370,300            2,817      2,817       250,000             0          0             0

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.30% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1            14,807           12,674     12,674       250,000        11,715     11,715       250,000
      2            30,355           25,850     25,850       250,000        23,941     23,941       250,000
      3            46,680           39,558     39,558       250,000        36,707     36,707       250,000
      4            63,821           53,858     53,858       250,000        50,048     50,048       250,000
      5            81,819           68,796     68,796       250,000        63,995     63,995       250,000

      6           100,717           84,514     84,514       250,000        78,589     78,589       250,000
      7           120,560          100,962    100,962       250,000        93,864     93,864       250,000
      8           126,588          105,202    105,202       250,000        96,816     96,816       250,000
      9           132,917          109,613    109,613       250,000        99,812     99,812       250,000
     10           139,563          114,198    114,198       250,000       102,842    102,842       250,000

     11           146,541          118,943    118,943       250,000       105,906    105,906       250,000
     12           153,868          123,850    123,850       251,157       108,999    108,999       250,000
     13           161,561          128,899    128,899       254,526       112,123    112,123       250,000
     14           169,639          134,094    134,094       257,924       115,277    115,277       250,000
     15           178,121          139,436    139,436       261,355       118,458    118,458       250,000

     16           187,027          144,879    144,879       264,744       121,658    121,658       250,000
     17           196,378          150,492    150,492       268,208       124,867    124,867       250,000
     18           206,197          156,274    156,274       271,769       128,071    128,071       250,000
     19           216,507          162,234    162,234       275,451       131,251    131,251       250,000
     20           227,332          168,372    168,372       279,267       134,393    134,393       250,000

     25           290,140          201,822    201,822       300,311       149,164    149,164       250,000
     30           370,300          240,120    240,120       325,173       160,373    160,373       250,000

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.30% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1            14,807           13,403     13,403       250,000        12,416     12,416       250,000
      2            30,355           28,141     28,141       250,000        26,120     26,120       250,000
      3            46,680           44,362     44,362       250,000        41,260     41,260       250,000
      4            63,821           62,264     62,264       250,000        58,004     58,004       250,000
      5            81,819           82,050     82,050       250,000        76,539     76,539       250,000

      6           100,717          104,029    104,029       250,000        97,079     97,079       250,000
      7           120,560          128,268    128,268       297,803       119,704    119,704       278,078
      8           126,588          141,331    141,331       318,794       130,879    130,879       295,392
      9           132,917          155,708    155,708       341,372       143,050    143,050       313,810
     10           139,563          171,523    171,523       365,662       156,292    156,292       333,403

     11           146,541          188,883    188,883       391,737       170,696    170,696       354,243
     12           153,868          207,924    207,924       419,710       186,353    186,353       376,410
     13           161,561          228,775    228,775       449,660       203,374    203,374       399,988
     14           169,639          251,604    251,604       481,721       221,873    221,873       425,066
     15           178,121          276,591    276,591       516,046       241,972    241,972       451,739

     16           187,027          303,826    303,826       552,635       263,795    263,795       480,107
     17           196,378          333,647    333,647       591,889       287,470    287,470       510,279
     18           206,197          366,285    366,285       634,054       313,126    313,126       542,369
     19           216,507          402,004    402,004       679,405       340,896    340,896       576,498
     20           227,332          441,080    441,080       728,217       370,924    370,924       612,796

     25           290,140          698,226    698,226     1,034,173       561,291    561,291       831,973
     30           370,300        1,097,000   1,097,000    1,478,729       837,775    837,775     1,130,313

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN. DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.70% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1            14,807           11,933     11,933       261,964        10,961     10,961       261,068
      2            30,355           23,603     23,603       273,656        21,682     21,682       271,808
      3            46,680           35,007     35,007       285,082        32,159     32,159       282,306
      4            63,821           46,175     46,175       296,270        42,390     42,390       292,558
      5            81,819           57,123     57,123       307,236        52,367     52,367       302,555

      6           100,717           68,000     68,000       318,119        62,084     62,084       312,294
      7           120,560           78,683     78,682       328,818        71,525     71,525       321,758
      8           126,588           76,962     76,962       327,100        68,465     68,465       318,709
      9           132,917           75,206     75,206       325,346        65,261     65,261       315,516
     10           139,563           73,398     73,398       323,543        61,887     61,887       312,157

     11           146,541           71,497     71,497       321,649        58,333     58,333       308,617
     12           153,868           69,482     69,482       319,644        54,578     54,578       304,879
     13           161,561           67,315     67,315       317,490        50,617     50,617       300,935
     14           169,639           64,989     64,989       315,177        46,434     46,434       296,771
     15           178,121           62,493     62,493       312,695        42,012     42,012       292,368

     16           187,027           59,712     59,712       309,938        37,320     37,320       287,699
     17           196,378           56,767     56,767       307,006        32,325     32,325       282,729
     18           206,197           53,638     53,638       303,892        26,983     26,983       277,415
     19           216,507           50,314     50,314       300,584        21,241     21,241       271,706
     20           227,332           46,774     46,774       297,062        15,051     15,051       265,553

     25           290,140           24,947     24,947       275,357             0          0             0
     30           370,300                0          0             0             0          0             0

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.30% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1            14,807           12,663     12,663       262,633        11,659     11,659       261,710
      2            30,355           25,805     25,805       275,735        23,762     23,762       273,775
      3            46,680           39,443     39,443       289,331        36,322     36,322       286,296
      4            63,821           53,626     53,626       303,468        49,354     49,354       299,288
      5            81,819           68,393     68,393       318,185        62,868     62,868       312,762

      6           100,717           83,922     83,922       333,649        76,879     76,879       326,730
      7           120,560          100,120    100,120       349,789        91,386     91,386       341,194
      8           126,588          104,066    104,066       353,725        93,447     93,447       343,261
      9           132,917          108,133    108,133       357,782        95,411     95,411       345,234
     10           139,563          112,312    112,312       361,951        97,247     97,247       347,080

     11           146,541          116,560    116,560       366,194        98,933     98,933       348,780
     12           153,868          120,862    120,862       370,491       100,442    100,442       350,304
     13           161,561          125,179    125,179       374,806       101,756    101,756       351,634
     14           169,639          129,500    129,500       379,127       102,847    102,847       352,744
     15           178,121          133,813    133,813       383,441       103,683    103,683       353,601

     16           187,027          137,997    137,997       387,636       104,218    104,218       354,163
     17           196,378          142,167    142,167       391,807       104,400    104,400       354,375
     18           206,197          146,298    146,298       395,942       104,163    104,163       354,173
     19           216,507          150,376    150,376       400,024       103,429    103,429       353,481
     20           227,332          154,374    154,374       404,029       102,199    102,199       352,221

     25           290,140          171,947    171,947       421,683        84,222     84,222       334,669
     30           370,300          181,020    181,020       430,948        36,402     36,402       287,507

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.30% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1            14,807           13,391     13,391       263,298        12,357     12,357       262,348
      2            30,355           28,092     28,092       277,884        25,923     25,923       275,809
      3            46,680           44,231     44,231       293,898        40,820     40,820       290,590
      4            63,821           61,992     61,992       311,517        57,182     57,182       306,824
      5            81,819           81,557     81,557       330,925        75,151     75,151       324,653

      6           100,717          103,275    103,275       352,455        94,889     94,889       344,236
      7           120,560          127,240    127,240       376,224       116,560    116,560       365,739
      8           126,588          140,002    140,002       388,884       126,665    126,665       375,773
      9           132,917          154,051    154,051       402,820       137,641    137,641       386,674
     10           139,563          169,508    169,508       418,154       149,554    149,554       398,505

     11           146,541          186,473    186,473       434,988       162,486    162,486       411,348
     12           153,868          205,087     20,087       453,458       176,524    176,524       425,290
     13           161,561          225,480    225,480       473,696       191,775    191,775       440,435
     14           169,639          247,830    247,830       495,876       208,347    208,347       456,892
     15           178,121          272,332    272,332       520,190       226,360    226,360       474,779

     16           187,027          299,090    299,090       546,751       245,931    245,931       494,214
     17           196,378          328,442    328,442       582,656       267,184    267,184       515,320
     18           206,197          360,570    360,570       624,161       290,247    290,247       538,225
     19           216,507          395,730    395,730       668,803       315,252    315,252       563,061
     20           227,332          434,196    434,196       716,852       342,348    342,348       589,975

     25           290,140          687,323    687,323     1,018,024       515,918    515,918       764,719
     30           370,300        1,079,864   1,079,864    1,455,630       769,993    769,993     1,038,862

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.70% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1             6,300            4,924      4,924       250,000         3,968      3,968       250,000
      2            12,915            9,687      9,687       250,000         7,811      7,811       250,000
      3            19,861           14,290     14,290       250,000        11,526     11,526       250,000
      4            27,154           18,763     18,763       250,000        15,112     15,112       250,000
      5            34,812           23,122     23,122       250,000        18,563     18,563       250,000

      6            42,853           27,500     27,500       250,000        21,874     21,874       250,000
      7            51,296           31,787     31,787       250,000        25,031     25,031       250,000
      8            60,161           36,099     36,099       250,000        28,142     28,142       250,000
      9            69,469           40,314     40,314       250,000        31,072     31,072       250,000
     10            79,242           44,422     44,422       250,000        33,804     33,804       250,000

     11            89,504           48,391     48,391       250,000        36,332     36,332       250,000
     12           100,279           52,210     52,210       250,000        38,644     38,644       250,000
     13           111,593           55,854     55,854       250,000        40,735     40,735       250,000
     14           123,473           59,323     59,323       250,000        42,597     42,597       250,000
     15           135,947           62,612     62,612       250,000        44,215     44,215       250,000

     16           149,044           65,645     65,645       250,000        45,568     45,568       250,000
     17           162,796           68,513     68,513       250,000        46,626     46,626       250,000
     18           177,236           71,206     71,206       250,000        47,353     47,353       250,000
     19           192,398           73,722     73,722       250,000        47,703     47,703       250,000
     20           208,318           76,049     76,049       250,000        47,632     47,632       250,000

     25           300,684           84,346     84,346       250,000        39,331     39,331       250,000
     30           418,569           85,135     85,135       250,000         9,035      9,035       250,000

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.30% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1             6,300            5,229      5,229       250,000         4,243      4,243       250,000
      2            12,915           10,604     10,604       250,000         8,610      8,610       250,000
      3            19,861           16,130     16,130       250,000        13,105     13,105       250,000
      4            27,154           21,843     21,843       250,000        17,732     17,732       250,000
      5            34,812           27,769     27,769       250,000        22,490     22,490       250,000

      6            42,853           34,052     34,052       250,000        27,385     27,385       250,000
      7            51,296           40,597     40,597       250,000        32,408     32,408       250,000
      8            60,161           47,542     47,542       250,000        37,684     37,684       250,000
      9            69,469           54,777     54,777       250,000        43,087     43,087       250,000
     10            79,242           62,309     62,309       250,000        48,612     48,612       250,000

     11            89,504           70,123     70,123       250,000        54,264     54,264       250,000
     12           100,279           78,226     78,226       250,000        60,043     60,043       250,000
     13           111,593           86,616     86,616       250,000        65,963     65,963       250,000
     14           123,473           95,313     95,313       250,000        72,030     72,030       250,000
     15           135,947          104,339    104,339       250,000        78,253     78,253       250,000

     16           149,044          113,659    113,659       250,000        84,635     84,635       250,000
     17           162,796          123,376    123,376       250,000        91,176     91,176       250,000
     18           177,236          133,518    133,518       250,000        97,878     97,878       250,000
     19           192,398          144,121    144,121       250,000       104,739    104,739       250,000
     20           208,318          155,158    155,158       257,350       111,766    111,766       250,000

     25           300,684          216,025    216,025       321,445       150,258    150,258       250,000
     30           418,569          286,969    286,969       388,618       197,093    197,093       267,146

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.30% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1             6,300            5,535      5,535       250,000         4,518      4,518       250,000
      2            12,915           11,557     11,557       250,000         9,443      9,443       250,000
      3            19,861           18,117     18,117       250,000        14,816     14,816       250,000
      4            27,154           25,305     25,305       250,000        20,687     20,687       250,000
      5            34,812           33,204     33,204       250,000        27,105     27,105       250,000

      6            42,853           42,029     42,029       250,000        34,131     34,131       250,000
      7            51,296           51,767     51,767       250,000        41,821     41,821       250,000
      8            60,161           62,651     62,651       250,000        50,379     50,379       250,000
      9            69,469           74,669     74,669       250,000        59,765     59,765       250,000
     10            79,242           87,941     87,941       250,000        70,070     70,070       250,000

     11            89,504          102,584    102,584       250,000        81,408     81,408       250,000
     12           100,279          118,751    118,751       250,000        93,909     93,909       250,000
     13           111,593          136,560    136,560       268,409       107,730    107,730       250,000
     14           123,473          156,085    156,085       298,841       123,051    123,051       250,000
     15           135,947          177,483    177,483       331,137       140,011    140,011       261,387

     16           149,044          200,853    200,853       365,336       158,459    158,459       288,395
     17           162,796          226,460    226,460       401,741       178,501    178,501       316,851
     18           177,236          254,506    254,506       440,560       200,252    200,252       346,858
     19           192,398          285,216    285,216       482,028       223,831    223,831       378,526
     20           208,318          318,831    318,831       526,386       249,366    249,366       411,972

     25           300,684          540,360    540,360       800,351       411,856    411,856       610,473
     30           418,569          884,473    884,473     1,192,249       648,965    648,965       875,573

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.70% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1             6,300            4,919      4,919       254,943         3,947      3,947       254,046
      2            12,915            9,671      9,671       259,708         7,749      7,749       257,860
      3            19,861           14,249     14,249       264,301        11,400     11,400       261,524
      4            27,154           18,683     18,683       268,747        14,898     14,898       265,034
      5            34,812           22,989     22,989       273,063        18,231     18,231       268,381

      6            42,853           27,313     27,313       277,386        21,396     21,396       271,560
      7            51,296           31,531     31,531       281,613        24,370     24,370       274,550
      8            60,161           35,759     35,759       285,850        27,259     27,259       277,456
      9            69,469           39,871     39,871       289,971        29,922     29,922       280,137
     10            79,242           43,853     43,853       293,964        32,337     32,337       282,573

     11            89,504           47,662     47,662       297,787        34,493     34,493       284,750
     12           100,279           51,281     51,281       301,422        36,372     36,372       286,652
     13           111,593           54,672     54,672       304,832        37,968     37,968       288,272
     14           123,473           57,828     57,828       308,008        39,268     39,268       289,596
     15           135,947           60,741     60,741       310,941        40,255     40,255       290,609

     16           149,044           63,297     63,297       313,526        40,899     40,899       291,282
     17           162,796           65,616     65,616       315,865        41,169     41,169       291,583
     18           177,236           67,680     67,680       317,950        41,020     41,020       291,468
     19           192,398           69,479     69,479       319,771        40,402     40,402       290,889
     20           208,318           70,994     70,994       321,310        39,267     39,267       289,797

     25           300,684           73,439     73,439       323,904        24,498     24,498       275,290
     30           418,569           64,458     64,458       315,141             0          0             0

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.30% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1             6,300            5,225      5,225       255,223         4,221      4,221       254,300
      2            12,915           10,586     10,586       260,573         8,542      8,542       258,612
      3            19,861           16,082     16,082       266,058        12,960     12,960       263,022
      4            27,154           21,748     21,748       271,709        17,475     17,475       267,529
      5            34,812           27,604     27,604       277,549        22,078     22,078       272,124

      6            42,853           33,810     33,810       283,725        26,764     26,764       276,804
      7            51,296           40,254     40,254       290,149        31,516     31,516       281,550
      8            60,161           47,068     47,068       296,941        36,444     36,444       286,473
      9            69,469           54,135     54,135       303,987        41,406     41,406       291,432
     10            79,242           61,452     61,452       311,283        46,379     46,379       296,404

     11            89,504           68,984     68,984       318,797        51,348     51,348       301,374
     12           100,279           76,721     76,721       326,516        56,291     56,291       306,319
     13           111,593           84,631     84,631       334,412        61,197     61,197       311,228
     14           123,473           92,712     92,712       342,478        66,046     66,046       316,082
     15           135,947          100,959    100,959       350,711        70,814     70,814       320,856

     16           149,044          109,259    109,259       359,006        75,463     75,463       325,516
     17           162,796          117,734    117,734       367,466        79,949     79,949       330,016
     18           177,236          126,369    126,369       376,088        84,215     84,215       334,300
     19           192,398          135,160    135,160       384,865        88,192     88,192       338,302
     20           208,318          144,089    144,089       393,782        91,811     91,811       341,952

     25           300,684          189,952    189,952       439,620       102,201    102,201       352,580
     30           418,569          234,498    234,498       484,226        89,866     89,866       340,768

   *  THESE VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE  VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.30% NET)

                                         CURRENT CHARGES                       GUARANTEED CHARGES
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH
  POLICY     AT 5% INTEREST       CASH       SURRENDER     DEATH         CASH       SURRENDER     DEATH
   YEAR         PER YEAR          VALUE        VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  -------   ----------------   -----------   ---------   ----------   -----------   ---------   ----------
      1             6,300            5,530      5,530       255,502         4,495      4,495       254,552
      2            12,915           11,536     11,536       261,467         9,368      9,368       259,392
      3            19,861           18,063     18,063       267,948        14,651     14,651       264,639
      4            27,154           25,192     25,192       275,025        20,381     20,381       270,311
      5            34,812           33,003     33,003       282,776        26,594     26,594       276,501

      6            42,853           41,721     41,721       291,415        33,332     33,332       283,193
      7            51,296           51,311     51,311       300,929        40,626     40,626       290,439
      8            60,161           61,994     61,994       311,527        48,651     48,651       298,411
      9            69,469           73,744     73,744       323,814        57,326     57,326       307,029
     10            79,242           86,658     86,658       335,997        66,693     66,693       316,336

     11            89,504          100,812    100,812       350,043        76,811     76,811       326,388
     12           100,279          116,316    116,316       365,429        87,736     87,736       337,242
     13           111,593          133,271    133,271       382,257        99,543     99,543       348,973
     14           123,473          151,819    151,819       400,666       112,308    112,308       361,654
     15           135,947          172,116    172,116       420,810       126,110    126,100       375,365

     16           149,044          194,222    194,222       442,758       141,023    141,023       390,182
     17           162,796          218,454    218,454       466,805       157,125    157,125       406,180
     18           177,236          245,012    245,012       493,160       174,492    174,492       423,437
     19           192,398          274,129    274,129       522,054       193,196    193,196       442,024
     20           208,318          306,052    306,052       553,732       213,324    213,324       462,028

     25           300,684          518,130    518,130       767,425       339,286    339,286       587,214
     30           418,569          849,534    849,534     1,145,152       518,712    518,712       765,616

   *  THESE  VALUES  REFLECT INVESTMENT  RESULTS USING  CURRENT COST  OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS  USING GUARANTEED COST OF  INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL COVERAGE YEARS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT DIVISIONS AND THE RATES OF RETURN OF THE INVESTMENT DIVISIONS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CERTIFICATE AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE INVESTMENT DIVISIONS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                              FINANCIAL STATEMENTS
                         [TO BE PROVIDED BY AMENDMENT]

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6E-3(T)

1. ICMG Registered Variable Life Separate Account One meets the definition of "Separate Account" under Rule 6e-3(T).

2. The Registrant represents that:

      (a) it relies on Rule 6e-3(T)(b)(13)(iii)(F) to offer the Policies;
      (b) the level of mortality and expense risk charge is within the range of industry practice for comparable flexible contracts.
      (c) the Company has conducted a survey of similar policies and insurers and determined that the charge is within the range of industry practice;
      (d) the Company undertakes to keep and make available to the Commission upon request the documents we used to support the representation in
          (b); and
      (e) the Company further represents that the account will invest only in management investment companies which have undertaken to have a Board of Directors, a majority of whom are not interested persons of the Company, formulate and approve a plan under Rule 12b-1 to finance distribution expenses.
      (f) The life insurer has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account benefits the separate account and contractholders and will keep and make available to the Commission on request a memorandum setting for the basis for this representation.

                         UNDERTAKING ON INDEMNIFICATION

Article VIII of the Bylaws of ITT Hartford Life and Annuity Insurance Company, a Wisconsin corporation, provides for indemnification of its officers, directors and employees as follows:

SECTION 1. No person shall be liable to the Company for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as director or officer of the Company, or of any other company, partnership, joint venture, trust or other enterprise for which he serves as a director, officer or employee at the request of the Company, in good faith, if such person (a) exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or
(b) took or omitted to take such action in reliance upon advice of counsel for the Company or upon statements made or information furnished by officers or employees of the Company which he had reasonable grounds to believe to be true. The foregoing shall not be exclusive of other rights and defenses to which he may be entitled as a matter of law.

SECTION 2. The Company shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, (other than one by or in the right of the Company) by reason of the fact that he is or was a director, officer or employee of the company , or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall no, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful.

SECTION 3. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

SECTION 4. Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding, upon receipt of any undertaking by or on behalf of the director or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized hereby.

SECTION 5. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, bylaw, agreement, vote of shareholders or of disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   PART II

                      CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

    The facing sheet.

    The prospectus consisting of ____ pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    The signatures.

The following exhibits:

    (I) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

     A. (1) Resolution of Board of Directors of the Company authorizing the Separate Account - Filed with this Registration Statement.

        (2) Not applicable.

        (3)(a) Principal Underwriting Agreement - Filed with this
               Registration Statement.

        (3)(b) Form of Selling Agreements - To be filed by amendment.

        (3)(c) Not Applicable.

        (4) Not Applicable.

        (5) Form of Certificate for Group Flexible Premium Variable Life Insurance Policy - Filed with this Registration Statement.

        (6)(a) Charter of ITT Hartford Life and Annuity Insurance Company; and

        (6)(b) Bylaws of ITT Hartford Life and Annuity Insurance Company - Filed with this Registration Statement.

        (7) Not Applicable.

        (8) Not Applicable.

        (9) Not Applicable.

        (10) Form of Enrollment Form for Certificate Issued Under Group Flexible Premium Variable Life Insurance Policies - Filed with this Registration Statement.

        (11) Memorandum describing transfer and redemption procedures - Filed with this Registration Statement.

        (12) Power of Attorney - Filed with this Registration Statement.

    (II)  See Exhibit 1.A. (5) above.

    (III) Opinion and consent of Peter J. Vogt, FSA, MAAA, Assistant Actuary - Filed with this Registration Statement.

    (IV) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

    (V)   Not Applicable.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be herewith affixed and attested, all in the city of Simsbury, and the State of Connecticut on the 25 day of October, 1995.


                           ITT HARTFORD LIFE AND ANNUITY
                           INSURANCE COMPANY
                           SEPARATE ACCOUNT VL I
                           (Registrant)

                           By: /s/
                               ________________________________________________
                               David T. Schrandt, Vice President and Controller


                           ITT HARTFORD LIFE AND ANNUITY INSURANCE
                           COMPANY
                           (Depositor)

                           By: /s/
                               ________________________________________________
                               David T. Schrandt, Vice President and Controller


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Donald R. Frahm, Chairman and
  Chief Executive Officer, Director *
Bruce D. Gardner, General Counsel
  Corporate Secretary, Director *
Joseph H. Gareau, Executive Vice
  President and Chief Investment
  Officer, Director *
John P. Ginnetti, Senior Vice
  President, Director *
Thomas M. Marra, Senior Vice                       *By: /s/
  President, Director *                                 ______________________
Leonard E. Odell, Jr., Senior                                 Bruce D. Gardner
  Vice President, Director *                                  Attorney-In-Fact
Lowndes A. Smith, President,
  Chief Operating Officer,                         Dated:        10/25/95
  Director *                                              ____________________
Raymond P. Welnicki, Senior Vice
  President, Director *
Lizabeth H. Zlatkus, Vice President
  Director *


(ICMG VUL)